Exhibit 99.1

JBS S.A.

Condensed interim financial statements and the report on
review of the interim financial information

As of June 30, 2024 and 2023

i

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400 - Parte, Chácara Santo Antônio

CEP 04719-911, São Paulo - SP

Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil

Telefone 55 (11) 3940-1500

kpmg.com.br

Report on the review of interim financial information (ITR)

To the Shareholders and Board of Directors of

JBS S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of JBS S.A. (“the Company”) contained in the Quarterly Information Form - ITR for the quarter ended June 30, 2024, which comprises the statement of financial position as of June 30, 2024 and the related statement of income, comprehensive income for the three and six-month periods then ended, changes in equity and cash flows for the six-month periods then ended, including the explanatory notes.

The Company’s management is responsible for the preparation of this individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with standards issued by the Comissão de Valores Mobiliários, applicable to the preparation of Quarterly Information Form - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information Form – ITR referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by IASB, applicable to the preparation of Quarterly Information Form - ITR, and presented in accordance with the standards issued by the Comissão de Valores Mobiliários – CVM.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

1

Other matters

Statements of Value Added

The interim financial information mentioned above includes Statements of Value Added, individual and consolidated, for the six-month period ended June 30, 2024, prepared under the responsibility of the Company’s management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures together with the review of the Quarterly Information, with the objective of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 – Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that it has not been prepared, in all material respects, in accordance with the criteria defined in this Pronouncement and consistent with the individual and consolidated interim financial information taken as a whole.

São Paulo, August 13, 2024

KPMG Auditores Independentes Ltda.

CRC 2SP014428/O-6

Original report in Portuguese signed by

Fabian Junqueira Sousa

Accountant CRC 1SP235639/O-0

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	1,844,268	4,458,670	20,514,018	22,122,405
Margin cash	3	206,339	64,754	903,428	641,283
Trade accounts receivable	4	3,651,925	2,575,423	18,291,752	16,416,149
Inventories	5	4,357,808	4,016,197	28,665,929	24,696,583
Biological assets	6	—	—	8,614,337	8,289,048
Recoverable taxes	7	1,520,885	1,537,885	3,708,206	4,449,734
Derivative assets		—	42,746	224,341	425,043
Other current assets		196,974	314,282	2,098,022	1,564,678
TOTAL CURRENT ASSETS		11,778,199	13,009,957	83,020,033	78,604,923

NON-CURRENT ASSETS
Recoverable taxes	7	5,538,316	5,754,089	8,253,835	8,444,560
Biological assets	6	—	—	2,843,586	2,573,041
Related party receivables	8	638,524	1,807,878	588,084	573,955
Deferred income taxes	9	—	—	3,923,524	3,751,335
Derivative assets		49,478	396,698	49,478	396,698
Other non-current assets		576,336	568,573	1,746,756	1,545,468
		6,802,654	8,527,238	17,405,263	17,285,057
Investments in equity-accounted investees, associates and joint venture	10	40,485,064	41,640,588	235,096	274,021
Property, plant and equipment	11	13,740,011	13,509,618	67,795,369	62,541,120
Right of use assets	12.1	131,086	135,801	8,809,265	8,257,855
Intangible assets	13	250,688	204,312	10,517,623	9,612,859
Goodwill	14	9,085,970	9,085,970	31,781,201	29,556,234
TOTAL NON-CURRENT ASSETS		70,495,473	73,103,527	136,543,817	127,527,146
TOTAL ASSETS		82,273,672	86,113,484	219,563,850	206,132,069

The accompanying notes are an integral part of these condensed interim financial statements.

3

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	15	4,191,637	4,468,136	24,998,841	25,450,974
Supply chain finance	15	1,759,759	1,466,235	5,227,330	4,589,870
Loans and financing	16	1,886,663	1,297,393	4,868,280	4,316,360
Income taxes	17	—	—	630,237	403,022
Other taxes payable	17	173,471	238,006	692,975	697,157
Payroll and social charges	18	1,326,747	1,208,139	7,314,786	6,280,042
Lease liabilities	12.2	60,235	62,454	1,850,000	1,707,172
Dividends payable		160	160	160	1,938
Provisions for legal proceedings	19	—	—	1,481,947	955,866
Derivative liabilities		511,204	42,513	1,278,015	698,361
Other current liabilities		1,368,469	1,230,467	2,843,596	2,813,379
TOTAL CURRENT LIABILITIES		11,278,345	10,013,503	51,186,167	47,914,141

NON-CURRENT LIABILITIES
Loans and financing	16	10,195,008	11,950,708	98,595,351	92,505,465
Income and other taxes payable	17	230,546	232,324	482,751	456,865
Payroll and social charges	18	1,858,765	1,965,664	2,280,608	2,374,674
Lease liabilities	12	92,022	88,576	7,684,820	7,206,761
Deferred income taxes	9	2,734,020	3,136,770	6,524,806	6,585,412
Provisions for legal proceedings	19	550,749	559,310	1,514,170	1,529,624
Related party payables	8	8,822,799	14,459,311	—	—
Derivative liabilities		—	—	1,134	—
Other non-current liabilities		294,729	356,179	510,850	560,821
TOTAL NON-CURRENT LIABILITIES		24,778,638	32,748,842	117,594,490	111,219,622

EQUITY	20
Share capital - common shares		23,576,206	23,576,206	23,576,206	23,576,206
Capital reserve		(742,773)	(773,537)	(742,773)	(773,537)
Other reserves		27,630	30,513	27,630	30,513
Profit reserves		15,379,953	15,379,953	15,379,953	15,379,953
Accumulated other comprehensive income		4,611,577	5,138,004	4,611,577	5,138,004
Retained earnings		3,364,096	—	3,364,096	—
Attributable to company shareholders		46,216,689	43,351,139	46,216,689	43,351,139
Attributable to non-controlling interest		—	—	4,566,504	3,647,167
TOTAL EQUITY		46,216,689	43,351,139	50,783,193	46,998,306
TOTAL LIABILITIES AND EQUITY		82,273,672	86,113,484	219,563,850	206,132,069

The accompanying notes are an integral part of these condensed interim financial statements.

4

Statements of income for the six month period ended June 30, 2024 and 2023
In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023
NET REVENUE	21	27,610,935	24,264,764	189,753,401	176,066,360
Cost of sales	25	(22,819,244)	(20,809,519)	(162,560,564)	(158,564,713)
GROSS PROFIT		4,791,691	3,455,245	27,192,837	17,501,647

Selling expenses	25	(2,369,892)	(1,864,438)	(11,296,615)	(11,454,023)
General and administrative expenses	25	(1,605,029)	(1,144,192)	(6,251,088)	(5,200,168)
Other incomes	25.1	1,804	7,148	195,012	500,795
Other expenses	25.1	(11,026)	(15,722)	(342,437)	(432,670)
NET OPERATING EXPENSES		(3,984,143)	(3,017,204)	(17,695,128)	(16,586,066)

OPERATING PROFIT		807,548	438,041	9,497,709	915,581

Finance income	22	736,767	816,676	1,855,201	1,117,556
Finance expense	22	(2,876,535)	(2,186,527)	(6,710,754)	(4,339,537)
FINANCE INCOME (EXPENSE)		(2,139,768)	(1,369,851)	(4,855,553)	(3,221,981)

Share of profit of equity-accounted investees, net of tax	10	4,097,494	(652,328)	(19,813)	29,426

PROFIT (LOSS) BEFORE TAXES		2,765,274	(1,584,138)	4,622,343	(2,276,974)

Current income taxes	9	193,189	116,801	(1,338,816)	(192,971)
Deferred income taxes	9	402,750	(248,890)	546,643	842,277
TOTAL INCOME TAXES		595,939	(132,089)	(792,173)	649,306
NET INCOME (LOSS)		3,361,213	(1,716,227)	3,830,170	(1,627,668)

ATTRIBUTABLE TO:
Company shareholders		3,361,213	(1,716,227)	3,361,213	(1,716,227)
Non-controlling interest		—	—	468,957	88,559
		3,361,213	(1,716,227)	3,830,170	(1,627,668)

Basic and diluted earnings (losses) per share - common shares (R$)	23	1.52	(0.77)	1.52	(0.77)

The accompanying notes are an integral part of these condensed interim financial statements.

5

Statements of income for the three month period ended June 30, 2024 and 2023
In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023
NET REVENUE	21	14,453,390	13,052,325	100,606,260	89,382,631
Cost of sales	25	(11,728,257)	(11,055,039)	(85,094,071)	(79,495,153)
GROSS PROFIT		2,725,133	1,997,286	15,512,189	9,887,478

Selling expenses	25	(1,236,441)	(995,482)	(5,822,982)	(5,678,716)
General and administrative expenses	25	(1,023,330)	(598,242)	(3,631,157)	(2,529,346)
Other incomes	25.1	32	1,988	89,974	75,099
Other expenses	25.1	(6,186)	(12,422)	(230,952)	(229,732)
NET OPERATING EXPENSES		(2,265,925)	(1,604,158)	(9,595,117)	(8,362,695)

OPERATING PROFIT		459,208	393,128	5,917,072	1,524,783

Finance income	22	518,245	523,634	1,021,992	486,084
Finance expense	22	(1,867,424)	(1,038,345)	(4,150,221)	(2,153,966)
FINANCE INCOME (EXPENSE)		(1,349,179)	(514,711)	(3,128,229)	(1,667,882)

Share of profit of equity-accounted investees, net of tax		2,504,238	23,933	12,540	15,008

PROFIT (LOSS) BEFORE TAXES		1,614,267	(97,650)	2,801,383	(128,091)

Current income taxes	9	(208,830)	72,499	(1,319,945)	(158,131)
Deferred income taxes	9	309,769	(238,473)	541,608	88,055
TOTAL INCOME TAXES		100,939	(165,974)	(778,337)	(70,076)
NET INCOME (LOSS)		1,715,206	(263,624)	2,023,046	(198,167)

ATTRIBUTABLE TO:
Company shareholders		1,715,206	(263,624)	1,715,206	(263,624)
Non-controlling interest		—	—	307,840	65,457
		1,715,206	(263,624)	2,023,046	(198,167)

Basic and diluted earnings (loss) per share - common shares (R$)	23	0.77	(0.12)	0.77	(0.12)

The accompanying notes are an integral part of these condensed interim financial statements.

6

Statements of comprehensive income for the six month period ended June 30, 2024 and 2023
In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023
Net income (loss)		3,361,213	(1,716,227)	3,830,170	(1,627,668)

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on foreign currency translation adjustments		642,729	(1,005,487)	1,094,285	(1,153,013)
Gain (loss) on net investment in foreign operations		(1,219,920)	925,436	(1,219,920)	925,436
Gain (losses) on cash flow hedge	26 c3.1	1,985	(14,978)	1,985	(14,978)
Deferred income tax on cash flow hedge	26 c3.1	(675)	5,093	(675)	5,093
Valuation adjustments to equity in subsidiaries		13,399	(20,723)	13,399	(20,723)
Items that will not be subsequently reclassified to statement of income:
Gain associated with pension and other postretirement benefit obligations		45,207	45,520	53,054	54,776
Income tax on gain associated with pension and other postretirement benefit obligations		(9,152)	(5,638)	(11,143)	(8,445)
Total other comprehensive loss		(526,427)	(70,777)	(69,015)	(211,854)

Comprehensive income (loss)		2,834,786	(1,787,004)	3,761,155	(1,839,522)

Total comprehensive income (loss) attributable to:
Company shareholders		2,834,786	(1,787,004)	2,834,786	(1,787,004)
Non-controlling interest		—	—	926,369	(52,518)
		2,834,786	(1,787,004)	3,761,155	(1,839,522)

The accompanying notes are an integral part of these condensed interim financial statements.

7

Statement of comprehensive income for the three month period ended June 30, 2024 and 2023
In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2024	2023	2024	2023
Net income (loss)		1,715,206	(263,624)	2,023,046	(198,167)

Other comprehensive income (loss)
Items that are or may be subsequently reclassified to profit or loss:
Gain (loss) on foreign currency translation adjustments		171,977	(401,050)	552,647	(493,423)
Gain (loss) on net investment in foreign operations		(957,766)	607,498	(957,766)	607,498
Loss on cash flow hedge	26 c3.1	(524)	(21,219)	(524)	(21,219)
Deferred income tax on cash flow hedge	26 c3.1	178	7,215	178	7,215
Valuation adjustments to equity in subsidiaries		1,048,479	(31,205)	1,048,479	(31,205)
Items that will not be subsequently reclassified to profit or loss:
Gain associated with pension and other postretirement benefit obligations		26,837	26,035	30,778	31,156
Income tax on gain associated with pension and other postretirement benefit obligations		(4,353)	(2,797)	(5,324)	(5,007)
Total other comprehensive income		284,828	184,477	668,468	95,015

Comprehensive income (loss)		2,000,034	(79,147)	2,691,514	(103,152)

Total comprehensive income (loss) attributable to:
Company shareholders		2,000,034	(79,147)	2,000,034	(79,147)
Non-controlling interest		—	—	691,480	(24,005)
		2,000,034	(79,147)	2,691,514	(103,152)

The accompanying notes are an integral part of these condensed interim financial statements.

8

Statements of changes in equity for the six month period ended June 30, 2024 and 2023
In thousands of Brazilian Reais - R$

			Capital reserves				Profit reserves			Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Legal	Investments statutory	Tax incentive	VAE	FCTA	Retained (loss) earnings	Total	Non- controlling interest	Total equity
BALANCE ON DECEMBER 31, 2022		23,576,206	211,879	(1,050,298)	30,464	36,497	2,801,185	11,848,048	4,003,823	174,904	4,711,458	—	46,344,166	3,464,765	49,808,931
Net income		—	—	—	—	—	—	—	—	—	—	(1,716,227)	(1,716,227)	88,559	(1,627,668)
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	(1,005,487)	—	(1,005,487)	(147,526)	(1,153,013)
Gain on net investment in foreign operations		—	—	—	—	—	—	—	—	—	925,436	—	925,436	—	925,436
Losses on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	(9,885)	—	—	(9,885)	—	(9,885)
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	39,882	—	—	39,882	6,449	46,331
Losses associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	(20,723)	—	—	(20,723)	—	(20,723)

Total comprehensive income		—	—	—	—	—	—	—	—	9,274	(80,051)	(1,716,227)	(1,787,004)	(52,518)	(1,839,522)
Share-based compensation		—	—	16,305	—	—	—	—	—	—	—	—	16,305	3,418	19,723
Realization of other reserves		—	—	—	—	(3,049)	—	—	—	—	—	3,049	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	(2,218,116)	(2,218,116)	—	(2,218,116)
Dividend to non-controlling		—	—	—	—	—	—	—	—	—	—	—	—	(22,662)	(22,662)
Others		—	—	—	—	—	—	—	—	—	—	—	—	(1,734)	(1,734)
JUNE 30, 2023		23,576,206	211,879	(1,033,993)	30,464	33,448	2,801,185	11,848,048	4,003,823	184,178	4,631,407	(3,931,294)	42,355,351	3,391,269	45,746,620

DECEMBER 31, 2023		23,576,206	211,879	(1,015,880)	30,464	30,513	2,801,185	8,477,409	4,101,359	168,866	4,969,138	—	43,351,139	3,647,167	46,998,306
Net income (loss)		—	—	—	—	—	—	—	—	—	—	3,361,213	3,361,213	468,957	3,830,170
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	642,729	—	642,729	451,556	1,094,285
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	(1,219,920)	—	(1,219,920)	—	(1,219,920)
Losses on cash flow hedge, net of tax	26 c3.1	—	—	—	—	—	—	—	—	1,310	—	—	1,310	—	1,310
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	36,055	—	—	36,055	5,856	41,911
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	13,399	—	—	13,399	—	13,399
Total comprehensive income		—	—	—	—	—	—	—	—	50,764	(577,191)	3,361,213	2,834,786	926,369	3,761,155
Share-based compensation		—	—	30,764	—	—	—	—	—	—	—	—	30,764	6,485	37,249
Realization of other reserves		—	—	—	—	(2,883)	—	—	—	—	—	2,883	—	—	—
Dividend to non-controlling		—	—	—	—	—	—	—	—	—	—	—	—	(13,467)	(13,467)
Others		—	—	—	—	—	—	—	—	—	—	—	—	(50)	(50)
JUNE 30, 2024		23,576,206	211,879	(985,116)	30,464	27,630	2,801,185	8,477,409	4,101,359	219,630	4,391,947	3,364,096	46,216,689	4,566,504	50,783,193

(1)	Refers to changes in the equity of investees arising from PPC’s share repurchase and share-based compensation.
(2)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.

The accompanying notes are an integral part of these condensed interim financial statements.

9

Statements of cash flows for the six month period ended June 30, 2024 and 2023

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Notes	2024	2023	2024	2023
Cash flows from operating activities
Net income (loss)		3,361,213	(1,716,227)	3,830,170	(1,627,668)
Adjustments for:
Depreciation and amortization	6, 12, 13 e 14	472,268	422,732	5,546,846	5,250,371
Expected credit losses	4	32,288	25,338	31,269	32,526
Share of profit of equity-accounted investees	10	(4,097,494)	652,328	19,813	(29,426)
(Gain) Loss on sales of assets		(27,993)	11,180	(23,356)	(40,771)
Tax expense (benefit)	9	(595,939)	132,089	792,173	(649,306)
Net finance income/expense	22	2,139,768	1,369,851	4,855,553	3,221,981
Share-based compensation		—	—	37,249	19,723
Provisions for legal proceedings	19	70,748	99,506	109,341	216,629
Net realizable value inventory adjustments	5	(8,288)	(39,261)	(68,048)	(14,624)
Antitrust agreements	19	—	—	417,567	160,291
Loss due to adjustment to recoverable value		—	—	69,971	125,942
Fair value adjustment for biological assets		—	—	(125,297)	466,519
		1,346,571	957,536	15,493,251	7,132,187
Changes in assets and liabilities:
Trade accounts receivable		(696,895)	1,884,489	584,363	2,260,829
Inventories		(333,323)	346,293	(1,465,545)	336,358
Recoverable taxes		83,995	(47,016)	116,883	(113,366)
Other current and non-current assets		110,353	8,720	(522,095)	(154,111)
Biological assets		—	—	(1,032,721)	(1,337,166)
Trade accounts payable and supply chain finance		(257,021)	(865,442)	(2,906,859)	(5,335,760)
Taxes paid in installments		(177,346)	(106,073)	(177,346)	(106,073)
Other current and non-current liabilities		386,851	299,829	75,296	(110,799)
Antitrust agreements payment		—	—	(446)	(150,027)
Income taxes paid		—	—	(448,186)	(204,134)
Changes in operating assets and liabilities		(883,386)	1,520,800	(5,776,656)	(4,914,249)

Cash provided by operating activities		463,185	2,478,336	9,716,595	2,217,938
Interest paid		(928,950)	(564,120)	(3,509,624)	(3,340,764)
Interest received		99,193	107,364	488,745	487,547
Net cash flows provided by (used in) operating activities		(366,572)	2,021,580	6,695,716	(635,279)
Cash flow from investing activities
Purchases of property, plant and equipment		(723,353)	(419,723)	(3,210,142)	(3,669,062)
Proceeds from sale of property, plant and equipment		43,706	9,584	79,136	82,602
Proceeds of intangible assets	13	(6,240)	(4,804)	(23,015)	(15,396)
Additional investments in equity-accounted investees		(2,882,452)	(9,541)	—	—
Acquisitions/ incorporations, net of cash acquired		—	654	(14,635)	(2,603)
Dividends received	10	32,548	17,500	32,548	17,500
Related party transactions		2,678,704	(3,681,010)	2,580	2,599
Other		—	—	—	102,788
Cash used in investing activities		(857,087)	(4,087,340)	(3,133,528)	(3,481,572)

Cash flow from financing activities
Proceeds from loans and financings		2,847,396	10,267,773	3,574,492	20,746,314
Payments of loans and financings		(4,124,980)	(4,747,332)	(8,874,281)	(12,997,962)
Derivatives instruments received/settled		(540,945)	(124,301)	(732,956)	(47,070)
Margin cash withdraw/(applied in)		(141,585)	61,826	6,079	(59,721)
Dividends paid	20.b2	—	(2,218,116)	—	(2,218,116)
Dividends paid to non-controlling interest		—	—	(17,521)	(22,662)
Payments of leasing contracts		(39,337)	(22,024)	(1,072,891)	(1,104,144)
Cash provided by (used in) financing activities		(1,999,451)	3,217,826	(7,117,078)	4,296,639

Effect of exchange rate changes on cash and cash equivalents		608,708	(176,713)	1,946,503	(623,234)
Net change in cash and cash equivalents		(2,614,402)	975,353	(1,608,387)	(443,446)
Cash and cash equivalents beginning of period		4,458,670	2,096,334	22,122,405	13,182,158
Cash and cash equivalents at the end of period		1,844,268	3,071,687	20,514,018	12,738,712

Non-cash transactions:

		Company		Consolidated
	Notes	2024	2023	2024	2023
Non-cash additions to right of use assets and lease liabilities	12	45,202	47,055	1,052,010	1,387,562
Capitalized interests	11	24,280	69,551	87,368	(211,095)
Property, plant and equipment transfer		65,365	—	65,365	—
Capital reduction with debt settlement (1)		(8,827,181)	—	—	—

(1)	Refers to the settlement through capital reduction of the transfer of the current account between the indirect parent company of Seara Alimentos Ltda. to its parent company Seara Holding Ltda.

The accompanying notes are an integral part of these condensed interim financial statements.

10

Statements of economic value added the six month period ended June 30, 2024 and 2022

In thousands of Brazilian Reais - R$

	Company		Consolidated
	2024	2023	2024	2023
Revenue
Sales of goods and services	28,158,908	24,734,268	191,875,687	177,831,387
Other income (expense)	(70,377)	4,811	(53,771)	190,318
Expected credit losses	(22,937)	(25,338)	(21,918)	(32,526)
	28,065,594	24,713,741	191,799,998	177,989,179
Goods
Cost of services and goods sold	(19,817,644)	(18,611,889)	(115,085,806)	(113,961,178)
Materials, energy, services from third parties and others	(4,041,660)	(3,373,132)	(33,954,335)	(33,526,754)
	(23,859,304)	(21,985,021)	(149,040,141)	(147,487,932)
Gross added value	4,206,290	2,728,720	42,759,857	30,501,247
Depreciation and Amortization	(472,268)	(422,732)	(5,546,846)	(5,250,371)
Net added value generated	3,734,022	2,305,988	37,213,011	25,250,876
Net added value by transfer
Share of profit of equity-accounted investees, net of tax	4,097,494	(652,328)	(19,813)	29,426
Financial income	736,767	816,676	1,855,201	1,117,556
Others	17,835	8,464	(118,049)	(109,328)
	4,852,096	172,812	1,717,339	1,037,654
NET ADDED VALUE TOTAL TO DISTRIBUTION	8,586,118	2,478,800	38,930,350	26,288,530

DISTRIBUTION OF ADDED VALUE
Labor
Salaries	1,689,147	1,334,735	19,903,264	17,836,950
Benefits	264,029	225,338	4,206,153	3,637,615
FGTS (Brazilian Labor Social Charge)	110,801	93,346	294,104	254,474
	2,063,977	1,653,419	24,403,521	21,729,039
Taxes and contribution
Federal	(592,244)	50,776	1,401,254	(87,671)
State	851,450	279,209	1,783,013	904,472
Municipal	16,891	11,885	17,438	12,594
	276,097	341,870	3,201,705	829,395
Capital Remuneration from third parties
Interests and exchange variation	2,704,240	2,121,550	6,449,108	4,212,731
Rents	20,248	19,247	516,317	386,817
Others	160,343	58,941	529,529	758,216
	2,884,831	2,199,738	7,494,954	5,357,764
Owned capital remuneration
Net income (loss) attributable to company shareholders	3,361,213	(1,716,227)	3,361,213	(1,716,227)
Non-controlling interest	—	—	468,957	88,559
	3,361,213	(1,716,227)	3,830,170	(1,627,668)
ADDED VALUE TOTAL DISTRIBUTED	8,586,118	2,478,800	38,930,350	26,288,530

The accompanying notes are an integral part of these condensed interim financial statements.

11

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

1 Background Information

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, in the City of São Paulo, and is controlled by J&F Investimentos S.A. The Company has its shares publicly traded and listed on the “Novo Mercado” segment of the São Paulo Stock Exchange (B3 - Bolsa de Valores, Mercadorias & Futuros) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”. These individual and consolidated financial statements comprise the Company and its subsidiaries (collectively, the ‘Company’) for the period ended June 30, 2024 and were authorized by the Board of Directors on August 13, 2024.

The financial statements presented below include, in addition to the individual operations of JBS in Brazil, the activities of its subsidiaries, in Brazil and abroad.

1.1 Main operating events that occurred during the period:

1.1.1 New Floods in Rio Grande do Sul: The poultry and swine units were not significantly impacted by the floods and are already operating normally. The impacts suffered were estimated at an amount of R$32,453, which was recorded in administrative expenses in the period’s result, which mainly refer to losses of goods, losses of live animals and warehouses, and operating costs, as a result of the flooding and logistical disruption in the region.

The Company provides support to the families and our employees affected by the tragedy by donating food, emergency items and by advancing the 13th salary to employees in Rio Grande do Sul. In addition, all of our units in Brazil have come together to collect and donate supplies to our employees and local communities, through the “Doing Good Does Good” program.

1.1.2 Early redemption of CRA: On May 13, 2024, the Company announced the early redemption settlements of CRA debts maturing in April 2028, December 2031, December 2036 and the extraordinary amortization of the series maturing in November 2027, totaling the amount of R$1.9 billion.

1.2 Seasonality

In the chicken business, globally, fluctuations are historically greater in the first half of the year, in which the sales volume of some of our special product lines suffers, variations resulting from some holidays, such as Christmas, New Year and Easter. For the beef industry in the United States, during the second and third quarters, the beef industry experiences seasonal demand for beef products that is highest in the summer and fall months in the Northern Hemisphere when weather patterns allow for more activity around the world. outdoors, however in Australia at the end of the fourth quarter a reduction in slaughter was observed due to the lower availability of cattle during the rainy season, which makes transporting the animals difficult. As for the pork sector in the United States and Australia, the greatest demand for pork occurs in the first and fourth quarters, when the availability of pigs combined with holidays increase demand.

1.3 Subsequent events

On 19 July 2024, following the announcement of an outbreak of Newcastle disease virus (NDV) on a poultry farm in the State of Rio Grande do Sul (RS), the Brazilian government announced that it had suspended poultry exports from that State to several countries. Seara adjusted its production to export from other states and is monitoring the economic effects on its operations as a result of this virus, and as of the date of approval of these financial statements, no significant impacts have been generated.

Distribution of interim dividends: On August 13, 2024, the Company approved the distribution of interim dividends referring to the profit reserves in the amount of R$4.44 billion, corresponding to R$2.00 per ordinary share, in accordance with the shareholder’s base at June 30, 2024. The interim dividends will be distributed on October 7, 2024.

2 Basis of preparation and presentation of financial statements

The financial statements were prepared in accordance with the standard CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Standards Committee and equivalent to International Accounting Standard “IAS” 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Therefore, these Interim Condensed Financial Statements as of June 30, 2024 do not include all footnotes and information required to be considered “complete financial statements” due to redundancy in relation to what is presented in the individual and consolidated annual financial statements (December 31, 2023) prepared in accordance with the accounting practices adopted in Brazil (BRGAAP) and with International Financial Reporting Standards (IFRS), approved by the Board of Directors on August 13, 2024. The parent company’s individual financial statements are identified as “Company” and the consolidated financial statements are identified as “Consolidated”.

12

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

2.1 Functional and presentation currency

These condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. All financial information is presented in thousands of reais, except when indicated otherwise.

2.2 New standards, amendments and interpretations

a. Standards, amendments and interpretations recently issued and adopted by the Company

IAS 1/CPC 26 – Presentation of financial statements

The amendments issued in 2020 and 2023 aim to clarify the requirements for determining whether a liability is current or non-current and require new disclosures for non- currents liabilities that are subject to future covenants. The amendments apply to annual periods beginning on or after January 1, 2024. The Company is monitoring the amendments and has not identified any impacts as a result of this amendment.

IAS 7/CPC 26 and IFRS 7/CPC 40 – Supplier financing agreements (“Risk Withdrawn”)

Effective for periods beginning on or after January 1, 2024 but not required for any interim period presented within the annual reporting period, the changes aim to increase transparency and comparability of financial information in supplier finance arrangements, which involve financing suppliers through a financial institution. Companies will be required to disclose the terms and conditions of transactions with suppliers, the effects of these arrangements on liabilities and cash flows, and on the exposure to liquidity risk related to these arrangements. The Group is monitoring the changes and will adjust the disclosure in the explanatory notes according to the standard’s requirements by the year-end’s financial statements.

b. New standards, amendments and interpretations that are not yet effective

IAS 21/CPC 02 – IAS 21/CPC 02 – Effect of changes in exchange rates and conversion of financial statements

Starting from January 1, 2025, this amendment establishes accounting requirements for situations where a functional currency cannot be converted into other currencies. In such cases, the Group must use the most recent observable exchange rate to translate the results and financial position of foreign operations into its presentation currency. The entity should also disclose this exchange rate, the date it was observed, and the reasons why the currency is non-exchangeable. The Group is monitoring the changes, and so far, no impacts have been identified.

3 Cash, cash equivalents and margin cash

	Company		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Cash on hand and at banks	767,845	531,461	7,349,722	8,863,520
CDB (bank certificates of deposit) and National Treasury Bill (Tesouro Selic) (1)	1,076,423	3,927,209	13,164,296	13,258,885
Cash and cash equivalents total	1,844,268	4,458,670	20,514,018	22,122,405
Margin cash	—	—	504,531	88,068
Investments in Treasury bills	206,339	64,754	398,897	553,215
Margin cash total	206,339	64,754	903,428	641,283
Total	2,050,607	4,523,424	21,417,446	22,763,688

(1)	CDBs are held at high quality financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

At June 30, 2024, the availability under Brasil revolving credit facilities was US$450 million (R$2.5 billion at June 30, 2024) and US$450 million (R$2.18 billion at December 31, 2023). In the United States the revolving credit facilities at June 30, 2024, was US$2.9 billion (R$16.1 billion at June 30, 2024) and US$2.9 billion (R$14 billion at December 31, 2023).

13

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

4 Trade accounts receivable

	Company		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Current receivables:
Domestic sales	1,241,638	746,465	10,211,107	9,296,795
Foreign sales	1,854,440	1,626,049	4,934,670	4,127,529
Subtotal	3,096,078	2,372,514	15,145,777	13,424,324
Overdue receivables:
From 1 to 30 days	315,706	155,627	2,215,722	1,925,636
From 31 to 60 days	152,770	50,765	363,959	451,089
From 61 to 90 days	85,353	6,018	164,829	142,768
Above 90 days	302,706	233,938	903,335	911,619
Expected credit losses	(291,255)	(232,988)	(476,980)	(411,088)
Present value adjustment	(9,433)	(10,451)	(24,890)	(28,199)
Subtotal	555,847	202,909	3,145,975	2,991,825
Trade accounts receivable, net	3,651,925	2,575,423	18,291,752	16,416,149

Present value adjustment: The Company discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest rate used to calculate the present value of outstanding receivables on June 30, 2024 was 0.83% per transaction (1.2% per transaction at December 31, 2023).The present value adjustment is recognized as an offset to sales of products and services.

The Company and its subsidiaries enter into credit assignment transactions with financial institutions, where these institutions acquire trade accounts receivable balances held against certain third-party customers in the domestic and foreign markets. The terms of the assignment transactions result in a permanent transfer of the risks and benefits to the financial institutions.

Changes in expected credit losses:	Company		Consolidated
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Initial balance	(232,988)	(252,719)	(411,088)	(431,170)
Additions	(32,288)	(25,338)	(31,269)	(32,526)
Write-offs/ reversals	9,384	36,496	16,128	44,415
Exchange rate variation	(35,363)	(4,721)	(50,751)	1,114
Closing balance	(291,255)	(246,282)	(476,980)	(418,167)

5 Inventories

	Company		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Finished products	2,766,492	2,514,584	17,928,437	14,990,882
Work in process	660,449	673,840	2,892,606	2,837,178
Raw materials	609,151	523,377	4,046,679	3,674,716
Supplies	321,716	304,396	3,798,207	3,193,807
	4,357,808	4,016,197	28,665,929	24,696,583

14

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Changes in the realizable value of inventories is recognized in the financial statements as “Cost of sales” and is presented below:

	Company		Consolidated
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Initial balance	(29,878)	(58,110)	(276,254)	(310,581)
Additions	(1,962)	(9,766)	(78,018)	(174,225)
Incorporation	—	(332)	—	—
Write-offs	10,250	49,027	146,066	188,849
Exchange rate variation	—	—	(21,078)	7,740
Closing balance	(21,590)	(19,181)	(229,284)	(288,217)

6 Biological assets

Changes in biological assets:

	Consolidated
	Current		Non-current
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Initial balance	8,289,048	9,710,693	2,573,041	2,619,066
Business combination	—	(127,014)	—	—
Increase by reproduction (born) and cost to reach maturity	28,253,601	32,176,058	3,596,611	2,326,075
Reduction for slaughter, sale or consumption	(31,146,141)	(34,349,474)	(173,255)	(148,400)
Purchase	1,093,975	1,232,353	618,230	446,545
Decrease by death	(1,176,743)	(297,376)	(33,557)	(48,615)
Fair value adjustments	125,628	(466,519)	(331)	—
Reclassification from non-current to current	2,429,666	931,196	(2,429,666)	(931,196)
Exchange rate variation	745,303	(418,264)	247,066	(142,842)
Changes in fair value (including amortization of breeders)	—	—	(1,554,553)	(1,465,897)
Closing balance	8,614,337	8,391,653	2,843,586	2,654,736

7 Recoverable taxes

	Company		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Value-added tax on sales and services - ICMS/IVA/VAT/GST	832,058	1,128,414	4,349,779	4,452,222
Social contribution on billings - PIS and COFINS	1,637,546	1,751,100	2,221,848	2,432,254
Withholding income tax - IRRF/IRPJ	4,517,470	4,333,343	5,185,126	5,792,623
Excise tax - IPI	18,472	22,645	101,954	106,528
Reintegra	29,257	29,904	43,197	43,111
Other	24,398	26,568	60,137	67,556
	7,059,201	7,291,974	11,962,041	12,894,294
Current Asset	1,520,885	1,537,885	3,708,206	4,449,734
Non-current Asset	5,538,316	5,754,089	8,253,835	8,444,560
	7,059,201	7,291,974	11,962,041	12,894,294

15

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

8 Related parties transactions

The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for any period, arise from transactions between related parties at market conditions and prices. Amounts charged include borrowing costs, interest and rate differences, when applicable. The following table includes balances and the net effect on income of intercompany financing transactions between the Company and its subsidiaries:

	Company		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Related party receivables	638,524	1,807,878	588,084	573,955
Related party payables	(8,822,799)	(14,459,311)	—	—
	(8,184,275)	(12,651,433)	588,084	573,955

			Statement of financial position accounts		Financial income (expense)
		Transference of costs	June 30,	December 31,
	Currency	(administrative and funding)	2024	2023	2024	2023
8.1 Company
a) Direct subsidiaries
- JBS Investments Luxembourg S.à.r.l (1)	US$	2.52% to 6.09% p.y.	(7,592,603)	(8,057,016)	(143,616)	(113,515)
- JBS Confinamento Ltda.	R$	CDI + 4% p.y.	—	(3,784)	(3,356)	9,690
- JBS Embalagens Metálicas Ltda	R$	CDI + 4% p.y.	2,068	54	1	1
- Brazservice Ltda.	R$	CDI + 4% p.y.	—	—	—	1,546
- Enersea Ltda.	R$	CDI + 4% p.y.	—	—	—	4
b) Indirect subsidiaries
- Seara Holding Ltda. (2)	R$	—	—	(6,398,511)	—	—
- JBS Luxembourg S.à.r.l	US$	1.83% to 7.3% p.y.	—	—	—	(66,320)
- Seara Alimentos Ltda.	R$	CDI + 4% p.y.	(1,230,196)	1,224,227	21,904	(595,408)
- JBS Leather Paraguay Srl	GUA	7.00% p.y.	10,895	9,642	227	226
- JBS Leather Argentina S.A.U.	US$	—	37,477	—		—

8.2 Other related parties
- J&F Investimentos S.A. (3)	R$	IPCA	587,161	570,936	16,225	21,815
- J&F Oklahoma Holdings, Inc.	R$	3.4%	—	—	—	3,773
- Flora Produtos de Higiene e Limpeza S.A.	R$	Selic	923	3,019	41	223
Total			(8,184,275)	(12,651,433)	(108,574)	(737,965)

(1)	Refers to the balance of export prepayment (PPE) receivable from the direct subsidiary JBS Investments Luxembourg S.à.r.l.

(2)	Refers to the settlement through capital reduction of the transfer of the current account between the indirect controlling company of Seara Alimentos Ltda to its controlling company Seara Holding Ltda.

(3)	It refers to the agreement entered into between JBS S.A. and J&F Investimentos S.A. and some former executives of the Group, which represents the definitive settlement of the dispute subject to Arbitration CAM n° 186/21, whereby J&F undertook to pay the total updated amount of R$587,161, to be paid in accordance with the terms and conditions specified in the agreement.

The transactions above refer to working capital funding. Settlement in the future shall be through a capital contribution/ capital reduction or dividends distribution.

16

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

The disclosure of significant intercompany commercial transactions is in accordance with the criteria established by Management, by disclosing individual balances which are equal to or higher than 2% of the total of each transaction (sale of products, purchases, accounts receivable and accounts payable). Additionally, transactions which are below the described criteria will be disclosed if the information is relevant. This analysis is performed for each related party. If any related party has not met this criteria in the past but does in the current period, the comparative balance will be disclosed.

					Purchases/Services		Sale of products/Services
	Accounts receivable		Accounts payable		rendered		provided
	June 30,	December 31,	June 30,	December 31,
COMPANY	2024	2023	2024	2023	2024	2023	2024	2023
Direct subsidiaries
JBS Confinamento Ltda.	2,370	2,138	49,949	28,021	51,477	400,979	1,368	7,075
JBS Toledo N.V.	9,831	11,096	—	—	—	—	152,256	177,602
JBS Chile Limitada	32,413	20,820	—	318	1,059	4,386	45,918	62,349
Brazservice Ltda.	—	—	—	—	—	39,846	—	16,704
Conceria Priante Srl	32,993	20,443	—	—	—	—	41,395	10,265
Indirect subsidiaries
Seara Alimentos Ltda.	201,141	228,076	50,330	52,593	116,266	118,557	1,315,388	1,209,326
JBS Global UK Limited	101,539	105,667	—	—	—	—	199,828	236,258
JBS Aves Ltda.	5,441	5,658	20,744	20,900	2,668	1,378	60,510	70,598
Weddel Limited	—	5,497	—	—	—	—	—	40,747
Sampco, LLC	91,865	96,505	—	—	—	—	298,773	454,935
Meat Snacks Partners do Brasil Ltda.	34,030	16,255	—	—	4	—	235,541	177,397
JBS Asia Limited	—	—	366,083	266,286	237,390	89,350	—	—
JBS Leather Asia Limited	116,590	69,532	—	—	—	—	283,029	159,050
JBS USA Holding Lux S.à.r.l.	320,900	260,857	—	—	—	20	606,983	624,383
Seara Comércio de Alimentos Ltda.	—	2,197	—	3,859	—	12,321	—	10,601
JBS Australia Pty.Ltd.	—	3,096	—	—	—	—	—	88,728
Other related parties
Agropecuária Santa Luzia Ltda.	—	59	—	122	—	9,587	—	3,245
JBJ Agropecuária Ltda.	4,534	4,252	17,006	1,941	687,455	971,810	15,421	11,249
Flora Produtos de Higiene e Limpeza S.A	50,003	33,536	—	2	1	4	168,907	155,658
Eldorado Brasil Celulose S.A.	—	246	—	—	—	59	—	1,865
Banco Original S.A	—	34	—	—	—	—	—	50
Prima Foods S.A.	194	506	73	2,047	3,747	35,605	592	2,174
Agropecuaria Nelore Parana Ltda	—	—	1,847	3,870	53,843	—	—	—
JBS Australia Pty Limited	7,782	—	—	—	—	—	68,993	—
Guiabolso Pagamentos Ltda	—	—	346	—	106,393	—	—	—
	1,011,626	886,470	506,378	379,959	1,260,303	1,683,902	3,494,902	3,520,259

Other financial transactions in the Company

The Company and a few of its subsidiaries entered into an agreement in which Banco Original, acquires trade accounts receivables held against certain of the Company’s customers in the domestic and foreign markets. The assignments are measured at market value through a permanent transfer of the risks and benefits to Banco Original of all trade accounts receivable. At June 30, 2024, the unpaid balance of transferred receivables was R$2,888,398 (R$2,664,506 at December 31, 2023) in the Company, and R$6,011,281 (R$5,158,611 at December 31, 2023) in the Consolidated, respectively. For the six month period ended June 30, 2024, the Company incurred financial costs related to this operation in the amount of R$153,153 (R$92,467 at June 30, 2023) in the Company, and R$332,209 (R$296,978 at June 30, 2023) in the Consolidated, respectively, recognized in these interim financial statements as financial expenses.

At June 30, 2024, the Company and a few of its subsidiaries hold investments with Banco Original, in the amount of R$910,808 (R$1,482,874 at December 31, 2023) in the Company and R$3,743,520 (R$3,783,589 at December 31, 2023) in the Consolidated, recognized as cash and cash equivalents, respectively. The short term investments, CDB and similar investments have earnings similar to CDI (Certificado de Depósito Interbancário), according to both maturity and amount established at the start date of the investment, following market practices. For the six month period ended June 30, 2024, the Company earned interest from these investments in the amount of R$29,409 (R$4,426 at June 30, 2023) in the Company, and R$94,307 (R$41,125 at June 30, 2023) in the Consolidated, respectively, recognized in these interim financial statements as financial income.

17

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

The Company enters into future delivery agreements for livestock with certain suppliers, including the JBJ Agropecuária Ltda.(“JBJ”), ensuring a fixed price when purchasing cattle without a cash impact in the Company until the maturity date of these commitments. Based on this contract of future delivery, JBJ already anticipated with the financial institutions in the supply chain finance modality. At June 30, 2024 the balance of this transaction was R$330,200 (R$299.8 at December 31, 2023).

The Company purchases residues generated from cattle slaughter for rendering operations with Prima Foods S.A.

The Company sponsor´s a youth-directed business school, whose mission is to educate future leaders by offering free, high-quality education. During the six month period ended June 30, 2024 the Company made donations in the amount of R$65,941 (R$58,700 at June 30, 2023) recognized in these interim financial statements as general and administrative expenses.

The Company is a member of the JBS Pela Amazônia Fund, a non-profit association whose objective is to promote and finance initiatives and projects aimed at the sustainable development of the Amazon Biome. In the period ended June 30, 2024, the Company made donations in the amount of R$7,200 recorded in the interim financial statements as administrative expenses.

The Company includes the related party Original Corporate Corretora de Seguros Ltda. on the bid for insurance renewal. If hired, the contracts are carried out at market value.

No expected credit losses or bad debts relating to related party transactions were recorded during the six month period ended June 30, 2024 and 2023.

Remuneration of key management

The Company’s key management is comprised of its Executive Officers and Board of Directors. The aggregate amount of compensation received by the Company’s key management during the six month period ended June 30, 2024 and 2023 is the following:

	2024	2023
Salaries and wages	17,942	21,200
Variable cash compensation	82,214	96,876
	100,156	118,076

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and Investor Relations and the Executive Officers are parties to the Brazilian employment contract regime referred to as CLT (which is the Consolidation of Labor Laws), which follows all the legal prerogatives of payments and benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional business benefits such as post-employment benefits or other long-term benefits, termination of work that does not conform to those requested by the CLT.

9 Income taxes

a. Composition of deferred tax income and social contribution

	Company		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Deferred income taxes assets	—	—	3,923,524	3,751,335
Deferred income taxes liabilities	(2,734,020)	(3,136,770)	(6,524,806)	(6,585,412)
	(2,734,020)	(3,136,770)	(2,601,282)	(2,834,077)

18

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Company
	December 31, 2023	Income statement	June 30, 2024
Tax losses and negative basis of social contribution	28,991	(28,991)	—
Expected credit losses on trade accounts receivable	81,170	17,228	98,398
Provisions for contingencies	190,166	(2,911)	187,255
Present value adjustment - Trade accounts receivable	3,553	(347)	3,206
Right of use assets	5,178	2,020	7,198
Goodwill amortization	(3,277,762)	—	(3,277,762)
Present value adjustment - Trade accounts payable	(4,985)	5,947	962
Hedge operations (2)	(134,159)	284,410	150,251
Accrued liabilities	162,827	(3,185)	159,642
Realization of other reserves	(254,252)	1,485	(252,767)
Cut-off Adjustment (Revenue Recognition)	—	113,759	113,759
Other temporary differences	62,503	13,335	75,838
Deferred taxes, net	(3,136,770)	402,750	(2,734,020)

	Company
	December 31, 2022	Income statement	Other Adjustments	June 30, 2023
Expected credit losses on trade accounts receivable	88,021	(2,331)	—	85,690
Provisions for contingencies	162,583	14,273	—	176,856
Present value adjustment - Trade accounts receivable	3,318	(198)	—	3,120
Right of use assets	2,732	659	—	3,391
Goodwill amortization	(3,277,762)	—	—	(3,277,762)
Present value adjustment - Trade accounts payable	2,090	(7,432)	—	(5,342)
Hedge operations (2)	61,197	(165,198)	—	(104,001)
Accrued liabilities	184,190	(84,652)	2	99,540
Realization of other reserves	(257,332)	1,566	—	(255,766)
Other temporary differences	35,849	(5,577)	88	30,360
Deferred taxes, net	(2,995,114)	(248,890)	90	(3,243,914)

	Consolidated
	December 31, 2023	Income statement	Exchange variation	Other adjustments(1)	June 30, 2024
Tax losses and negative basis of social contribution	4,067,527	(353,755)	172,298	—	3,886,070
Expected credit losses on trade accounts receivable	184,384	42,811	13,325	—	240,520
Provisions for contingencies	607,063	(4,275)	14,445	—	617,233
Present value adjustment - Trade accounts receivable	37,024	(10,917)	—	—	26,107
Tax credits - Foreign subsidiaries	114,666	(1,076)	17,037	(251)	130,376
Labor accidents accruals	38,377	(5,145)	5,217	—	38,449
Pension plan	57,882	(7,468)	7,346	(10,665)	47,095
Accrued liabilities	1,118,141	259,854	157,229	—	1,535,224
Non-deductible interests	1,026,154	289,114	173,701	—	1,488,969
Right of use assets	123,053	16,368	6,639	—	146,060
Goodwill amortization	(4,124,007)	(37,863)	(69,614)	—	(4,231,484)
Present value adjustment - Trade accounts payable	(29,359)	10,192	—	—	(19,167)
Business combination	(2,150,748)	(158,242)	(302,040)	—	(2,611,030)
Inventory valuation	(1,002,560)	(96,436)	(153,351)	—	(1,252,347)
Hedge and hedge accounting operations(2)	(122,796)	284,971	—	(675)	161,500
Realization of other reserves	(559,848)	7,170	—	—	(552,678)
Accelerated depreciation and amortization	(2,489,809)	175,995	(355,642)	—	(2,669,456)
Cut-off Adjustment (Revenue Recognition)	2,982	138,914	—	—	141,896
Fair Value Adjustment Grains - Subsidiaries	—	132,198	—	—	132,198
Other temporary differences	267,797	(135,767)	11,153	—	143,183
Deferred taxes, net	(2,834,077)	546,643	(302,257)	(11,591)	(2,601,282)

19

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Consolidated
	December 31, 2022	Income statement	Exchange variation	Other adjustments (1)	June 30, 2023
Tax losses and negative basis of social contribution	3,387,144	1,170,484	(145,442)	—	4,412,186
Expected credit losses on trade accounts receivable	164,732	893	(3,676)	—	161,949
Provisions for contingencies	716,633	(39,132)	(15,148)	—	662,353
Present value adjustment - Trade accounts receivable	59,095	(14,528)	—	—	44,567
Tax credits - Foreign subsidiaries	68,855	1,409	(5,097)	73	65,240
Labor accidents accruals	32,032	5,779	(2,695)	—	35,116
Pension plan	54,708	2,427	(4,332)	(15,596)	37,207
Accrued liabilities	1,257,677	218,352	(87,609)	2	1,388,422
Non-deductible interests	399,481	363,833	(41,999)	—	721,315
Right of use assets	117,832	91,394	(8,601)	—	200,625
Goodwill amortization	(4,100,891)	(28,314)	34,158	—	(4,095,047)
Present value adjustment - Trade accounts payable	(42,292)	2,520	—	—	(39,772)
Business combination	(2,303,239)	(23,307)	163,087	—	(2,163,459)
Inventory valuation	(572,398)	(508,561)	69,306	—	(1,011,653)
Hedge and hedge accounting operations (2)	42,831	(133,387)	—	12,778	(77,778)
Realization of other reserves	(575,927)	8,311	—	—	(567,616)
Accelerated depreciation and amortization	(3,061,949)	(234,029)	227,995	—	(3,067,983)
Other temporary differences	404,874	(41,867)	(59,744)	9,367	312,630
Deferred taxes, net	(3,950,802)	842,277	120,203	6,624	(2,981,698)

(1)	Changes in the deferred tax balance sheet accounts that do not directly impact profit & loss accounts, are shown in a specific column in the footnotes. These changes refer mainly to the direct subsidiary Brazservice Ltda. incorporated in the Company; deferred taxes on cash flow hedge operations recognized in equity, carried out by the subsidiary Seara Alimentos; gains associated with pension and other postretirement benefit obligations in the United States of America; impacts related to the acquisitions of the King´s group in Italy and Rivalea in Australia.

(2)	The hedge and hedge accounting operations are demonstrated in footnote 26 - Risk management and financial instruments.

b. Reconciliation of income tax and social contribution expense:

	Company		Consolidated
	2024	2023	2024	2023
Profit (loss) before income taxes (PBT)	2,765,274	(1,584,138)	4,622,343	(2,276,974)
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	(940,193)	538,607	(1,571,597)	774,171
Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	1,393,148	(221,792)	(6,733)	10,005
Investments grants (3)	298,698	478,948	557,654	1,202,565
International rate differences - Foreign subsidiaries	—	—	351,844	(146,310)
Net income arising from foreign subsidiaries (4)	(170,877)	(889,336)	(195,034)	(889,336)
Transfer pricing adjustment	(24,830)	(9,427)	(24,830)	(9,427)
Unrecognized tax benefits	48,219	—	23,853	(728,065)
Non-taxable interest - Foreign subsidiaries	—	—	39,104	324,814
Dividends Paid Abroad	—	—	(54,688)	—
Donations and social programs (3)	(10,429)	(19,958)	(10,429)	(19,958)
SELIC interests on tax credits	12,123	4,898	21,299	12,456
Other permanent differences	(9,920)	(14,029)	77,384	118,391
Current and deferred income tax (expense) income	595,939	(132,089)	(792,173)	649,306
Current income tax	193,189	116,801	(1,338,816)	(192,971)
Deferred income tax	402,750	(248,890)	546,643	842,277
	595,939	(132,089)	(792,173)	649,306
% IT/PBT	21.55%	-8.34%	-17.14%	28.52%

20

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Company		Consolidated
	2024	2023	2024	2023
Profit (loss) before income taxes (PBT)	1,614,267	(97,650)	2,801,383	(128,091)
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	(548,851)	33,201	(952,470)	43,551
Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	851,441	8,137	4,264	5,102
Investments grants (3)	153,744	253,959	294,401	510,077
International rate differences - Foreign subsidiaries	—	—	176,934	(53,433)
Net income arising from foreign subsidiaries (4)	(352,725)	(451,309)	(342,385)	(451,309)
Transfer pricing adjustment	(12,415)	(1,776)	(12,415)	(1,776)
Unrecognized tax benefits	5,256	—	33,863	(335,615)
Non-taxable interest - Foreign subsidiaries	—	—	8,667	151,175
Dividends Paid Abroad	—	—	(54,688)	—
Donations and social programs (3)	(33)	(7,888)	(33)	(7,888)
SELIC interests on tax credits	10,517	3,948	17,657	7,209
Other permanent differences	(5,995)	(4,246)	47,868	62,831
Current and deferred income tax (expense) income	100,939	(165,974)	(778,337)	(70,076)
Current income tax	(208,830)	72,499	(1,319,945)	(158,131)
Deferred income tax	309,769	(238,473)	541,608	88,055
	100,939	(165,974)	(778,337)	(70,076)
% IT/PBT	6.25%	-169.97%	(27.78)%	-54.71%

Additional information: analysis of the variation in the effective rate:

According to IAS 12/CPC 32, the average effective tax rate is calculated by the ratio between tax expense (revenue) and accounting profit. However, it is important to note that this rate may be influenced by transactions that impact tax expense (revenue) but are not directly related to net profit for the period. Examples of such transactions include the effects of unrecognized deferred taxes, income tax and social contribution on the realization of the revaluation reserve, dividends paid abroad, and investment subsidies from previous years. In our understanding, this information should be considered when analyzing the effective tax rate.

(3)	The Company and its subsidiaries have subsidies granted by state governments, as presumed credit, in accordance with the regulations of each state. The amounts appropriated from this tax incentive as revenue in the result are excluded in the calculation of taxes on profit, when the requirements set forth in the current legislation are met. During the six-month period ended June 30, 2024, the Company and its subsidiaries recorded the amount of government subsidies in the amount of R$1.64 billion (R$3.53 billion on June 30, 2023), of which R$1.64 billion of presumed credit (R$1.44 billion on June 30, 2023) was excluded from its income tax and social contribution calculation basis.

This exclusion of this tax benefit from the income tax and social contribution calculation basis on net income reflected a tax gain in 2024 of R$557,654 million related to the presumed credit (R$490,709 million on June 30, 2023).

On June 12, 2023, when considering Repetitive Theme 1182, the STJ understood that the requirement of IRPJ and CSLL on amounts related to ICMS tax incentives, other than those granted in the form of presumed credits, is undue, provided that the requirements of article 30 of Law No. 12,973/14 are met, given that the Company recorded the profit reserve referred to in the legislation. Law No. 14,789/23 changed the investment subsidy regime for tax purposes and revoked article 30 of Law No. 12,973/14 and its effects are being complied with by the Company for the year 2024, except with regard to presumed ICMS credits, the taxation of which was ruled out by the unified understanding of the STJ Panels that deal with tax matters in the judgment of ERESP 1,517,492/PR.

(4)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(5)	Refers to the donations made by the Company, as described in Note 25 – Expenses by nature.

21

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Global Minimum Tax:

From 2024, Pillar II rules come into force in several countries, impacting multinationals operating in these jurisdictions.

The Company, as it is subject to such global Pillar II standards, decided to apply the exception for recognition and disclosure of information on deferred tax assets and liabilities, as well as estimated additional payment related to income tax due to measurement uncertainties and impacts.

We emphasize that the Company and its subsidiaries are monitoring potential impacts that this new rule could bring to the Group.

10 Investments in equity-accounted investees, associates and joint venture

Changes in the Company’s investments:

				Equity
	December 31, 2023	Addition (disposal)	Exchange rate variation	Changes in the equity of investees (1)	Proportionate share of income (loss)	June 30, 2024
JBS Embalagens Metálicas Ltda.	80,639	—	—	—	407	81,046
JBS Confinamento Ltda.	346,365	—	—	—	(25,364)	321,001
Conceria Priante Srl	93,959	—	10,116	—	(6,973)	97,102
JBS Leather International B.V.	550,351	—	87,325	55,299	1,838	694,813
Meat Snacks Partners, LLC. (2)	188,431	(32,548)	21,446	(20,988)	(22,785)	133,556
JBS Asset Management Corporation	94,604	—	13,547	—	(3,199)	104,952
JBS Investments Luxembourg S.à.r.l. (3)	40,061,058	(5,944,729)	5,812,091	(5,280,197)	4,139,561	38,787,784
JBS Toledo N.V.	202,936	—	23,655	—	9,068	235,659
JBS Chile Limitada	21,935	—	1,920	—	4,952	28,807
JBS Finance Luxembourg S.à.r.l.	310	—	45	—	(11)	344
Total	41,640,588	(5,977,277)	5,970,145	(5,245,886)	4,097,494	40,485,064

Changes in the Consolidated’s investments:

Refers to investments in associate and joint venture:

				Equity
	Participation	December 31, 2023	Profit distribution	Changes in the equity of investees	Proportionate share of income	June 30, 2024
Meat Snacks Partners, LLC.(2)	50%	188,431	(32,548.45944)	458	(22,785)	133,556
JBS Foods Ontario, Inc.	100%	77,430	—	12,062	3,026	92,518
Birla Societá Agricola Srl	20%	8,160	—	916	(54)	9,022
Total		274,021	(32,548)	13,436	(19,813)	235,096

(1)	Refers to changes in the equity of investees arising from subsidiaries of the functional currency dollar of the direct subsidiary JBS Investments Luxembourg S.à.r.l. (JBS Investments Lux) to the functional currency of its subsidiaries, such as Australian dollar, Canadian dollar, Pound sterling, Euro, Mexican peso, among others.

(2)	The joint venture Meat Snacks Partners LLC distributed profits to the Company.

(3)	The Company sent cash to its direct subsidiary JBS Investments Lux and reduced capital by settling the credit assignment from the current account of the indirect parent company Seara Holding Ltda.

22

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Changes in the Company’s investments:

				Equity
	December 31, 2022	Addition (disposal)	Exchange rate variation	Changes in the equity of investees(1)	Proportionate share of income	June 30, 2023
JBS Embalagens Metálicas Ltda.	80,777	—	—	—	(69)	80,708
JBS Confinamento Ltda.	377,409	—	—	—	(58,655)	318,754
Conceria Priante Srl	120,500	—	(6,265)	—	(8,942)	105,293
JBS Leather International B.V.	635,828	19,314	(48,150)	4,346	(3,401)	607,937
Brazservice Ltda.	43,940	(43,304)	—	—	(636)	—
Meat Snacks Partners, LLC	209,092	(17,500)	(2)	—	28,242	219,832
Enersea Ltda.	350	(356)	—	—	6	—
JBS Asset Management Corporation	111,742	—	(8,649)	—	2,703	105,796
JBS Investments Luxembourg S.à.r.l.	53,603,571	(10,063)	(4,211,681)	3,302,283	(625,927)	52,058,183
JBS B.V.	(27)	290	(1)	(1)	(235)	26
JBS Toledo N.V.	195,970	—	(11,149)	—	8,515	193,336
JBS Chile Limitada	19,953	—	(610)	—	6,102	25,445
JBS Finance Luxembourg S.à.r.l.	404	—	(29)	—	(31)	344
Total	55,399,509	(51,619)	(4,286,536)	3,306,628	(652,328)	53,715,654

				Equity
	Participation	December 31, 2023	Profit distribution	Changes in the equity of investees	Proportionate share of income	June 30, 2023
Meat Snacks Partners, LLC	50%	209,092	(17,500)	(2)	28,242	219,832
JBS Foods Ontario, Inc.	100%	75,720	—	(5,875)	2,769	72,614
Birla Societá Agricola Srl	20%	10,025	—	(451)	(1,585)	7,989
Total		294,837	(17,500)	(6,328)	29,426	300,435

23

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

11 Property, plant and equipment

Changes in property, plant and equipment:

Company	December 31, 2023	Additions net of transferences (1)	Disposals	Depreciation expense	June 30, 2024
Buildings	3,787,295	42,339	(18)	(99,614)	3,730,002
Land	2,278,266	9,099	—	—	2,287,365
Machinery and equipment	3,136,140	336,321	(1,574)	(169,783)	3,301,104
Facilities	1,926,755	328,947	(81)	(69,021)	2,186,600
Computer equipment	75,093	9,300	(115)	(9,046)	75,232
Vehicles (land and air)	707,698	4,193	(13,802)	(46,813)	651,276
Construction in progress	1,528,857	(91,227)	—	—	1,437,630
Other	69,514	9,546	(133)	(8,125)	70,802
	13,509,618	648,518	(15,723)	(402,402)	13,740,011

Company	December 31, 2022	Additions net of transferences (1)	Disposals	Incorporation	Depreciation expense	June 30, 2023
Buildings	3,580,188	85,098	14,402	(3)	(125,612)	3,554,073
Land	1,749,340	115,546	276	(82)	—	1,865,080
Machinery and equipment	3,066,247	134,264	14,181	(2,376)	(155,904)	3,056,412
Facilities	1,797,795	124,398	7,852	(19)	(56,984)	1,873,042
Computer equipment	41,814	7,831	178	(149)	(7,978)	41,696
Vehicles (land and air)	515,344	261,821	371	(17,998)	(44,491)	715,047
Construction in progress	2,214,667	29,756	—	—	—	2,244,423
Other	62,468	5,402	642	(137)	(6,077)	62,298
	13,027,863	764,116	37,902	(20,764)	(397,046)	13,412,071

24

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2023	Additions net of transferences (1)	Disposals	Depreciation expense	Exchange rate variation	June 30, 2024
Buildings	20,842,498	981,711	(13,650)	(654,679)	1,710,370	22,866,250
Land	5,856,709	85,555	(3,613)	—	300,576	6,239,227
Machinery and equipment	20,868,860	1,972,264	(49,806)	(1,610,014)	2,029,352	23,210,656
Facilities	3,698,925	525,111	(199)	(134,148)	7,663	4,097,352
Computer equipment	805,067	180,823	(711)	(124,178)	93,521	954,522
Vehicles (land and air)	1,320,041	98,902	(20,128)	(106,565)	73,491	1,365,741
Construction in progress	7,923,847	(805,708)	(13,664)	—	525,681	7,630,156
Other	1,225,173	159,737	(795)	(99,565)	146,915	1,431,465
	62,541,120	3,198,395	(102,566)	(2,729,149)	4,887,569	67,795,369

Consolidated	December 31, 2022	Additions net of transferences (1)	Disposals	Depreciation expense	Exchange rate variation	June 30, 2023
Buildings	19,722,714	1,843,222	(15,772)	(639,696)	(903,529)	20,006,939
Land	5,512,969	118,622	(935)	—	(194,091)	5,436,565
Machinery and equipment	19,998,538	2,444,256	(106,285)	(1,488,711)	(985,317)	19,862,481
Facilities	3,001,689	620,889	(1,406)	(107,639)	(1,079)	3,512,454
Computer equipment	606,623	144,436	(2,087)	(106,310)	(27,157)	615,505
Vehicles (land and air)	1,121,272	353,314	(21,091)	(103,399)	(48,594)	1,301,502
Construction in progress	11,084,915	(1,468,258)	—	—	(326,698)	9,289,959
Other	1,122,072	98,518	(44,863)	(85,634)	(51,779)	1,038,314
	62,170,792	4,154,999	(192,439)	(2,531,389)	(2,538,244)	61,063,719

(1)	Additions for each category includes transfer from construction in progress during the period.

For six month period ended June 30, 2024, the amount of capitalized interest added to construction in progress and included in additions in the Company was R$24,280 (R$69.551 at June 30, 2023) and R$87,368 (R$211.095 at June 30, 2023) in the Consolidated. The capitalization rate used at June 30, 2024 was 7.66% p.y in Brazil and 4.90% p.y in the United States of America (8.41% per year in Brazil and 4.40% per year in the United States of America on December 31, 2023 )

The Company tests the recoverability of its assets annually using the value in use concept through cash flow models. The test is formalized at the end of the fiscal year on December 31, and monitors indicators of impairment during the course of the fiscal year. In the semester ended June 30, 2024, the Company recognized impairment of fixed assets in the amount of US$8.9 million (equivalent to R$49.5 million), related to the restructuring of the indirect subsidiary Pilgrim’s Pride Corporation (PPC).

12 Leases

The Company uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for the present value’s calculation of the lease provision of the identified assets and, consequently, for the monthly accrual of financial interest were 6.48% p.y. in the Company and 5.29% p.y. in the Consolidated, in accordance with the term of each lease agreement and the economic policy of each subsidiary’s domicile.

25

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

12.1 Right of use asset

Changes in the right of use assets:

Company	December 31, 2023	Additions (1)	Terminated contracts	Amortization	June 30, 2024
Buildings	22,633	7,849	(2,732)	(9,886)	17,864
Computer equipment	51,240	—	—	(15,828)	35,412
Machinery and equipment	37,956	22,619	(1,378)	(12,637)	46,560
Operating plants	11,999	—	(1,171)	(2,580)	8,248
Land	505	92	—	(190)	407
Vehicles (land)	11,468	14,643	—	(3,516)	22,595
	135,801	45,203	(5,281)	(44,637)	131,086

Company	December 31, 2022	Additions (1)	Terminated contracts	Amortization	June 30, 2023
Buildings	30,041	4,006	—	(7,670)	26,377
Computer equipment	10,728	—	—	(3,905)	6,823
Machinery and equipment	12,747	23,956	(263)	(5,827)	30,613
Operating plants	623	16,958	—	(2,671)	14,910
Land	253	576	—	(287)	542
Vehicles (land)	272	1,535	(54)	(263)	1,490
	54,664	47,031	(317)	(20,623)	80,755

Consolidated	December 31, 2023	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	June 30, 2024
Growing facilities	3,899,030	273,261	(124,785)	(408,086)	264,874	3,904,294
Buildings	2,576,093	489,750	(70,871)	(229,858)	265,774	3,030,888
Computer equipment	75,203	—	(569)	(22,338)	3	52,299
Machinery and equipment	436,204	151,134	(14,820)	(115,723)	35,811	492,606
Operating plants	95,348	2,546	(17,905)	(12,907)	1,292	68,374
Land	92,882	3,094	—	(6,610)	9,089	98,455
Vehicles (land)	1,083,095	118,656	(4,261)	(183,190)	148,049	1,162,349
	8,257,855	1,037,872	(232,642)	(978,712)	724,892	8,809,265

Consolidated	December 31, 2022	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	June 30, 2023
Growing facilities	4,299,324	517,747	(51,011)	(432,890)	(176,692)	4,156,478
Buildings	2,227,940	515,415	(22,504)	(203,574)	(97,063)	2,420,214
Computer equipment	48,089	—	(592)	(10,348)	(2)	37,147
Machinery and equipment	547,282	88,559	(5,259)	(129,133)	(24,862)	476,587
Operating plants	97,601	19,986	(635)	(16,166)	(749)	100,037
Land	102,478	2,902	—	(6,429)	(7,579)	91,372
Vehicles (land)	1,052,178	228,909	(3,485)	(187,848)	(76,455)	1,013,299
	8,374,892	1,373,518	(83,486)	(986,388)	(383,402)	8,295,134

(1)	Additions for each category includes PIS and COFINS to be paid.

26

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

12.2 Lease liabilities

	Company		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Undiscounted lease payments	170,003	168,452	11,711,130	10,953,118
Present value adjustment	(17,746)	(17,422)	(2,176,310)	(2,039,185)
	152,257	151,030	9,534,820	8,913,933
Breakdown:
Current liabilities	60,235	62,454	1,850,000	1,707,172
Non-current liabilities	92,022	88,576	7,684,820	7,206,761
	152,257	151,030	9,534,820	8,913,933

Changes in the lease liabilities:

Company	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	June 30, 2024
Lease liabilities	151,030	45,202	4,526	(39,337)	(9,164)	152,257

Company	December 31, 2022	Additions	Interest accrual	Payments	Terminated contracts	June 30, 2023
Lease liabilities	62,698	47,055	3,289	(22,024)	(290)	90,728

Consolidated	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	June 30, 2024
Lease liabilities	8,913,933	1,052,010	255,362	(1,200,274)	(265,888)	779,677	9,534,820

Consolidated	December 31, 2022	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	June 30, 2023
Lease liabilities	8,984,008	1,387,562	245,604	(1,227,414)	(79,250)	(403,931)	8,906,579

The amounts recognized as lease expense are shown below:

	Company		Consolidated
	2024	2023	2024	2023
Variable lease payments	5,257	10,148	1,620,028	1,533,437
Short term lease liability	14,022	3,337	406,571	332,718
Non-material lease liability	1,692	3,888	3,194	10,725
	20,971	17,373	2,029,793	1,876,880

27

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

The non-current portion of the lease liabilities schedule is as follows:

	June 30, 2024
	Company	Consolidated
2025	40,159	1,481,388
2026	25,139	1,296,774
2027	17,943	995,096
2028	14,783	785,524
2029	546	679,800
Maturities thereafter 2029	3,032	4,191,106
Total Future Minimum Lease Payments	101,602	9,429,688
Present Value of Lease Liabilities	(9,580)	(1,744,868)
Leases payable - non-current	92,022	7,684,820

13 Intangible assets

Changes in intangible assets:

Company	December 31, 2023	Additions	Amortization expenses	June 30, 2024
Amortizing:
Trademarks	171,628	—	(19,663)	151,965
Softwares	30,448	71,605	(5,566)	96,487
Others	2,236	—	—	2,236
	204,312	71,605	(25,229)	250,688

Company	December 31, 2022	Additions	Amortization expenses	June 30, 2023
Amortizing:
Trademarks	10,487	—	(2,480)	8,007
Softwares	20,534	4,804	(2,583)	22,755
	31,021	4,804	(5,063)	30,762

Consolidated	December 31, 2023	Additions	Disposals	Amortization expenses	Exchange rate variation	June 30, 2024
Amortizing:
Trademarks	1,651,771	2,763	—	(75,211)	175,193	1,754,516
Softwares	120,746	83,224	(3)	(14,994)	1,322	190,295
Customer relationships	2,353,676	—	—	(183,943)	312,923	2,482,656
Supplier contract	135,931	—	—	(9,646)	6,435	132,720
Others	5,049	148	—	(638)	359	4,918
Non-amortizing:
Trademarks	5,290,539	2,245	—	—	596,791	5,889,575
Water rights	55,147	—	—	—	7,796	62,943
	9,612,859	88,380	(3)	(284,432)	1,100,819	10,517,623

28

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	December 31,			Amortization	Exchange rate	June 30,
Consolidated	2022	Additions	Disposals	expenses	variation	2023
Amortizing:
Trademarks	1,648,336	—	—	(56,651)	(124,798)	1,466,887
Softwares	109,985	15,518	(292)	(12,411)	(795)	112,005
Customer relationships	2,868,194	—	(318)	(187,298)	(163,165)	2,517,413
Supplier contract	159,187	—	—	(9,632)	(4,497)	145,058
Others	4,345	159	(146)	(705)	(287)	3,366
Non-amortizing:
Trademarks	5,479,137	475	—	—	(183,901)	5,295,711
Water rights	59,205	—	—	—	(4,613)	54,592
	10,328,389	16,152	(756)	(266,697)	(482,056)	9,595,032

Impairment test:

Annualy, the Company tests the recoverability of its assets using the concept of value in use through cash flow models and at the six month period ended June 30, 2024, there were no indications of impairment.

14 Goodwill

In the Company, goodwill is recognized under the caption “Investments in subsidiaries, associate and joint venture” because for the investor it is part of its investment in the subsidiary’s acquisition; and as goodwill, in the Consolidated because it refers to expectation of future earnings from the acquired subsidiary, which assets and liabilities are consolidated with the Company’s. Therefore, in the Company there is only goodwill from incorporations in the amount of R$9,085,970 and in the Consolidated all goodwill are recognized as intangible. For tax purposes, all the goodwill recorded in the Company was fully amortized in the year ended December 31, 2021.

Changes in goodwill:

	Consolidated
	June 30, 2024	December 31, 2023
Initial balance	29,556,234	30,412,362
Business combination adjustments	—	64,206.464
Exchange rate variation	2,224,967	(920,334.464)
Closing balance	31,781,201	29,556,234

	Consolidated
CGU	June 30, 2024	December 31, 2023
Brazil Beef	9,069,926	9,069,926
Seara	3,714,915	3,713,132
Moy Park	4,291,415	3,764,512
USA Pork	3,860,845	3,362,447
Australia Meat	1,529,248	1,359,994
Australia Smallgoods	1,690,845	1,503,698
Pilgrim’s Food Masters (PFM)	1,843,787	1,629,983
Others CGUs without significant goodwill	5,780,220	5,152,542
Total	31,781,201	29,556,234

The Company tests annually. For the six month period ended June 30, 2024 there were no indications that goodwill within any CGU was impaired.

29

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

15 Trade accounts payable

	Company		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Domestic
Commodities	2,115,604	2,613,599	7,543,815	8,527,807
Materials and services	1,252,757	1,103,675	15,643,669	15,120,057
Finished products	82,851	251,126	24,634	184,266
Present value adjustment	(13,482)	(36,772)	(60,202)	(95,094)
	3,437,730	3,931,628	23,151,916	23,737,036
Foreign
Commodities	—	55,948	10,312	151,795
Materials and services	753,907	480,235	1,826,123	1,552,561
Finished products	—	325	10,490	9,582
	753,907	536,508	1,846,925	1,713,938

Total trade accounts payable	4,191,637	4,468,136	24,998,841	25,450,974

Supply chain finance (1)
Domestic	1,759,759	1,466,235	5,182,627	4,552,484
Foreign	—	—	44,703	37,386
Total supply chain finance	1,759,759	1,466,235	5,227,330	4,589,870
Total	5,951,396	5,934,371	30,226,171	30,040,844

(1)	The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. It should be emphasized, operationally and commercially, there are no identifiable changes to the conditions applied in the negotiations with suppliers such as price or flexibility on payment terms. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

30

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

The Company enters into purchase agreements for livestock with certain suppliers ensuring a fixed price, or to fix, when purchasing cattle, without a cash impact in the Company until the receiving the cattle or maturity date of these commitments. Based on this future commitment contract, JBJ has already advanced this operation with the banks under the supply chain finance modality. At June 30, 2024 the balance of this transaction was R$381,900 (R$358,139 at December 31, 2023).

16 Loans and financing

	Company
	Average annual		Index on variable		Current		Non-current
Type	interest rate	Currency	rate loans	Payment terms	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Foreign currency
ACC	6.15%	USD	—	2024	973,733	252,514	—	—
Prepayment	7.38%	USD	SOFR	2024 - 27	—	26,776	—	844,059
FINIMP	6.48%	USD e EUR	Euribor	2025	60,353	151,490	—	3,131
Working capital - American Dollar	8.97%	USD	SOFR	2024 - 30	2,049	1,751	13,305	12,359
CRA	4.92%	USD	—	2024 - 38	5,123	2,139	360,616	186,218
					1,041,258	434,670	373,921	1,045,767
Local currency
Credit note - export	14.20%	BRL	CDI	2024 - 30	1,614	11,066	4,425	1,035,206
CRA	9.88%	BRL	CDI e IPCA	2024 - 37	748,855	721,645	9,793,008	9,746,977
Working capital - Brazilian Reais	17.45%	BRL	TJLP	2023 - 28	—	24,597	—	79,061
CDC	15.97%	BRL	—	2024 - 28	94,090	103,101	23,654	43,670
FINAME	5.98%	BRL	—	2024 - 25	846	2,314	—	27
					845,405	862,723	9,821,087	10,904,941
					1,886,663	1,297,393	10,195,008	11,950,708

31

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Consolidated
	Average annual				Current		Non-current
Type	interest rate	Currency	Indexer	Payment terms	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Foreign currency
ACC	6.15%	USD	—	2024	973,733	252,514	—	—
Prepayment	7.38%	USD	SOFR	2024 - 27	—	26,776	—	844,059
FINIMP	6.48%	USD e EUR	Euribor	2025	60,353	151,490	—	3,131
White Stripe credit facility	8.45%	USD e CAD	—	—	—	14,001	—	—
Working capital - American Dollar	8.97%	USD	SOFR	2024 - 30	33,260	1,751	13,305	12,359
CRA	5.37%	USD	—	2024 - 38	5,123	2,139	360,616	186,218
Scott credit facilities	2.20%	USD	—	2029	—	—	—	8,787
Others	7.47%	USD	—	2024	27,489	—	—	—
					1,099,958	448,671	373,921	1,054,554
Local currency
FINAME	5.98%	BRL	—	2024 - 25	846	2,314	—	27
Prepayment	7.09%	GBP, USD	BoE, SOFR	2024 - 25	71,859	265,814	—	290,478
Notes 2,50% JBS Lux 2027	2.50%	USD	—	2027	64,083	55,878	5,493,689	4,774,587
Notes 5,13% JBS Lux 2028	5.13%	USD	—	2028	106,803	93,045	4,934,725	4,291,318
Notes 6,50% JBS Lux 2029	6.50%	USD	—	2029	5,264	5,248	388,172	377,065
Notes 3,00% JBS Lux 2029	3.00%	USD	—	2029	41,414	36,106	3,266,165	2,838,018
Notes 5,50% JBS Lux 2030	5.50%	USD	—	2030	175,116	154,486	6,895,571	6,002,878
Notes 3,75% JBS Lux 2031	3.75%	USD	—	2031	8,566	7,567	2,716,573	2,398,080
Notes 3,00% JBS Lux 2032	3.00%	USD	—	2032	21,307	18,557	5,456,094	4,746,125
Notes 3,63% JBS Lux 2032	3.63%	USD	—	2032	90,049	80,990	5,308,438	4,766,124
Notes 5,75% JBS Lux 2033	5.75%	USD	—	2033	132,780	142,668	9,028,488	9,687,901
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	164,933	149,596	8,260,231	7,630,203
Notes 4,38% JBS Lux 2052	4.38%	USD	—	2052	90,593	78,957	4,933,324	4,295,380
Notes 6,50% JBS Lux 2052	6.50%	USD	—	2052	46,611	40,648	8,481,231	7,394,040
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	45,338	90,382	4,913,923	4,275,904
Notes 4,25% PPC 2031	4.25%	USD	—	2031	42,715	43,436	4,690,856	4,765,795
Notes 3,50% PPC 2032	3.50%	USD	—	2032	58,368	50,834	4,956,977	4,314,489
Notes 6,25% PPC 2033	6.25%	USD	—	2033	169,296	212,649	5,365,284	4,763,926
Notes 6,88% PPC 2034	6.88%	USD	—	2034	23,887	36,983	2,697,845	2,345,983
Working capital - Brazilian Reais	17.45%	BRL	TJLP	2024 - 28	—	24,597	—	79,061
Working capital - Euros	3.10%	EUR	Euribor	2024 - 28	94,481	83,507	54,524	49,314
Credit note - export	14.20%	BRL	CDI	2024 - 30	5,177	14,103	7,422	1,039,597
CDC	15.97%	BRL	—	2024 - 28	94,090	103,101	23,654	43,670
Rural - Credit note - Prefixed	10.73%	BRL	—	2024	1,202,274	1,176,088	—	—
CRA	9.88%	BRL	CDI e IPCA	2024 - 37	748,855	721,645	9,793,008	9,746,977
Scott credit facilities	7.69%	USD, EUR	—	2025	—	97,247	—	2,561
Beardstown Pace credit facilities	3.65%	USD	—	2050	—	32,383	—	313,232
JBS Australia feedlot	2.76%	AUD	—	2028	—	4,807	—	164,861
Others	4.68%	Several	Several	2031	263,617	44,053	555,236	53,317
					3,768,322	3,867,689	98,221,430	91,450,911
					4,868,280	4,316,360	98,595,351	92,505,465

32

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, LIBOR, Euribor, SOFR, IPCA, TJLP, among others.

At June 30, 2024, the availability under Brasil revolving credit facilities was US$450 million (R$2.5 billion at June 30, 2024) and US$450 million (R$2.18 billion at December 31, 2023). In the United States the revolving credit facilities at June 30, 2024, was US$2.9 billion (R$16.1 billion at June 30, 2024) and US$2.9 billion (R$14 billion at December 31, 2023).

The non-current portion of the principal payment schedule of loans and financing is as follows:

	June 30, 2024
Maturity	Company	Consolidated
2025	21,343	69,795
2026	2,695	79,230
2027	447,998	5,966,411
2028	351,114	5,494,018
2029	117,275	3,813,616
Maturities thereafter 2029	9,254,583	83,172,281
	10,195,008	98,595,351

16.1 Guarantees and contractual restrictions (“covenants”)

The Company was in compliance with all of its debt covenant restrictions at June 30, 2024 and until the date that these interim financial statements were approved.

17 Other taxes payable

	Company		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Taxes payable in installments	293,333	288,891	331,593	329,110
PIS / COFINS tax payable	19,452	74,531	108,985	158,964
ICMS / VAT / GST tax payable	57,388	52,630	181,580	171,067
Withholding income taxes	28,726	48,137	31,599	50,966
Others	5,118	6,141	521,969	443,915
Subtotal	404,017	470,330	1,175,726	1,154,022
Income taxes payable	—	—	630,237	403,022
Total	404,017	470,330	1,805,963	1,557,044

Breakdown:
Current liabilities	173,471	238,006	1,323,212	1,100,179
Non-current liabilities	230,546	232,324	482,751	456,865
	404,017	470,330	1,805,963	1,557,044

33

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

18 Payroll and social charges

	Company		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Social charges in installments	2,235,771	2,344,071	2,242,555	2,369,913
Bonus and vacation along with related social charges	504,377	335,059	4,369,191	3,563,866
Salaries and related social charges	417,994	478,270	2,605,052	2,437,111
Others	27,370	16,403	378,596	283,826
	3,185,512	3,173,803	9,595,394	8,654,716
Breakdown:
Current liabilities	1,326,747	1,208,139	7,314,786	6,280,042
Non-current liabilities	1,858,765	1,965,664	2,280,608	2,374,674
	3,185,512	3,173,803	9,595,394	8,654,716

Labor taxes payable in installments: In December 2022, the Federal Supreme Court (STF) in a decision favorable to the Direct Action of Unconstitutionality (ADI No. 4,395), declared that was unconstitutional the subrogation of the collection of social security contributions referring to the Assistance Fund for Rural Workers (FUNRURAL) to slaughterhouses, consumer companies, consignees or cooperatives purchasing production. The Company is also waiting for the approval of the minute of judgment and the decision by the STF that will define the period for which the decision will take effect. On June 30, 2024, the Company and its subsidiaries have recognized under “Social charges in installments” the amount of R$1.55 billion, in the Company and R$1.56 billion, in the Consolidated related to the FUNRURAL. For the six month period ended June 30, 2024, the Company and its subsidiaries paid installments in cash and offset with the balance of recoverable taxes the amount of R$1.37 billion, in the Company and R$1.43 billion in the Consolidated.

19 Provisions for legal proceedings

The Company is part of several lawsuits arising in the ordinary course of business for which provisions are recognized based on estimated costs determined by Management as follows:

	Company		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Current liabilities	—	—	1,481,947	955,866
Non-current liabilities	550,749	559,310	1,514,170	1,529,624
	550,749	559,310	2,996,117	2,485,490

	Company
	June 30, 2024				December 31, 2023
			Tax and				Tax and
	Labor	Civil	Social Security	Total	Labor	Civil	Social Security	Total
Brazil	262,061	144,964	143,724	550,749	252,703	128,135	178,472	559,310
Total	262,061	144,964	143,724	550,749	252,703	128,135	178,472	559,310

	Consolidated
	June 30, 2024				December 31, 2023
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total
Brazil	531,844	378,667	599,438	1,509,949	522,569	355,844	643,924	1,522,337
USA	—	1,481,942	—	1,481,942	—	955,861	—	955,861
Other jurisdictions	663	233	3,330	4,226	312	232	6,748	7,292
Total	532,507	1,860,842	602,768	2,996,117	522,881	1,311,937	650,672	2,485,490

34

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Company
	Labor	Civil	Tax and Social Security
December 31, 2023	252,703	128,135	178,472
Additions, disposals and changes in prognosis	86,837	38,531	(54,620)
Payments	(80,322)	(29,736)	(646)
Monetary correction	2,843	8,034	20,518
June 30, 2024	262,061	144,964	143,724
December 31, 2022	252,392	77,765	148,028
Additions, disposals and changes in prognosis	59,627	31,705	8,174
Payments	(82,026)	(11,894)	—
Monetary correction	13,150	11,586	11,657
June 30, 2023	243,143	109,162	167,859

	Consolidated
	Labor		Civil			Tax and Social Security
Jurisdiction	Brazil	Others	Brazil	USA	Others	Brazil	Others
December 31, 2023	522,569	312	355,844	955,861	232	643,924	6,748
Additions, disposals and changes in prognosis	173,972	309	57,576	417,564	—	(70,087)	21,626
Payments	(177,406)	—	(55,828)	(57,833)	(22)	(8,659)	—
Monetary correction	12,709	17	21,075	—	3	34,260	(24,317)
Exchange rate variation	—	25	—	166,350	20	—	(727)
June 30, 2024	531,844	663	378,667	1,481,942	233	599,438	3,330
December 31, 2022	517,526	432	253,262	909,127	111	543,296	6,753
Additions, disposals and changes in prognosis	137,699	—	60,324	160,291	(1)	25,371	(6,764)
Payments	(165,182)	(44)	(40,076)	(150,027)	—	(3,416)	1,566
Monetary correction	27,257	—	42,812	—	4	68,060	(28,242)
Exchange rate variation	—	(94)	—	(72,952)	(5)	—	(217)
June 30, 2023	517,300	294	316,322	846,439	109	633,311	(26,904)

In the subsidiary JBS USA:

a. Civil Proceedings: Refer to class action lawsuits alleging violations of federal and state antitrust laws and laws addressing unfair competition, unjust enrichment, unusual business practices, and consumer protection laws in the sale of pork and chicken. In the six-month period ended June 30, 2024, a provision in the amount of US$80,276 (equivalent to R$446,246) was recognized. In the six-month period, there was a payment of US$90 (equivalent to R$500), leaving the provisioned amount of US$266,590 (equivalent to R$1,481,947).

The Company, together with its legal department and hired external offices, continues to monitor the developments of the antitrust legal proceedings and understand that the accounting provisions measured and known up to the date of approval of these financial statements are sufficient for risk coverage.

35

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

In Consolidated - possible lawsuits:

In the semester ended June 30, 2024, the Company did not identify any relevant changes in the amount of lawsuits whose probability of loss is possible.

20 Equity

a. Share capital: Share capital on June 30, 2024 was R$23,576,206 (R$23,576,206 at December 31, 2023), represented by 2,218,116,370 common shares, having no nominal value.

b. Tax incentive reserve: The Company and its subsidiaries have grants granted by state governments, such as partial and full reduction of the tax base of certain goods in its production chain, in accordance with the regulations of each state and presumed ICMS tax credits. The appropriated amounts of these tax incentives as income in income are excluded in the calculation of taxes on income when the requirements set forth in current legislation are met.

At the six month period ended June 30, 2024, the Company and its subsidiaries calculated the amount of government grants totaling R$7,97 billion, of which R$3,87 billion will be recognized in the tax incentive reserve at the year-end financial statements, as the Company calculates enough accumulated profit.

21 Net revenue

	Company				Consolidated
	Six month period ended June 30,		Three month period ended June 30,		Six month period ended June 30,		Three month period ended June 30,
	2024	2023	2024	2023	2024	2023	2024	2023
GROSS REVENUE
Sales of products and services
Domestic sales	16,388,071	14,797,737	8,399,973	7,630,292	148,254,818	137,972,067	78,312,657	68,541,225
Export sales	12,690,638	10,779,342	6,806,873	6,065,753	48,083,082	44,003,124	25,664,796	23,783,083
	29,078,709	25,577,079	15,206,846	13,696,045	196,337,900	181,975,191	103,977,453	92,324,308
SALES DEDUCTION
Returns and discounts	(919,801)	(842,811)	(478,136)	(401,322)	(4,462,212)	(4,143,804)	(2,320,758)	(2,049,958)
Sales taxes	(547,973)	(469,504)	(275,320)	(242,398)	(2,122,287)	(1,765,027)	(1,050,435)	(891,719)
	(1,467,774)	(1,312,315)	(753,456)	(643,720)	(6,584,499)	(5,908,831)	(3,371,193)	(2,941,677)
NET REVENUE	27,610,935	24,264,764	14,453,390	13,052,325	189,753,401	176,066,360	100,606,260	89,382,631

21.1 Customer contract balances

Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. A contract liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Company recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

		Company		Consolidated
	Note	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Trade accounts receivable	4	3,651,925	2,575,423	18,291,752	16,416,149
Contract liabilities		(787,490)	(652,228)	(1,039,396)	(1,571,478)
Total customer contract revenue		2,864,435	1,923,195	17,252,356	14,844,671

36

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

22 Net finance income (expense)

	Company				Consolidated
	Six month period ended June 30,		Three month period ended June 30,		Six month period ended June 30,		Three month period ended June 30,
	2024	2023	2024	2023	2024	2023	2024	2023
Exchange rate variation	489,104	200,237	392,772	99,094	779,652	296,867	393,879	16,679
Fair value adjustments on derivatives	(1,399,603)	362,251	(1,159,442)	299,894	(2,111,431)	(1,293)	(1,734,538)	75,212
Interest expense (1)	(1,293,349)	(2,119,266)	(636,517)	(1,004,497)	(4,332,387)	(4,144,836)	(2,253,542)	(2,092,210)
Interest income (2)	247,663	254,188	125,473	124,646	1,075,549	745,477	628,113	394,193
Bank fees and others	(183,583)	(67,261)	(71,465)	(33,848)	(266,936)	(118,196)	(162,141)	(61,756)
	(2,139,768)	(1,369,851)	(1,349,179)	(514,711)	(4,855,553)	(3,221,981)	(3,128,229)	(1,667,882)
Financial income	736,767	816,676	518,245	523,634	1,855,201	1,117,556	1,021,992	486,084
Financial expense	(2,876,535)	(2,186,527)	(1,867,424)	(1,038,345)	(6,710,754)	(4,339,537)	(4,150,221)	(2,153,966)
	(2,139,768)	(1,369,851)	(1,349,179)	(514,711)	(4,855,553)	(3,221,981)	(3,128,229)	(1,667,882)

(1)	For the six month period ended June 30, 2024 and 2023, the amounts of R$651,925 and R$890,305, respectively, in the Company and R$3,009,347 and R$2,867,242, in the Consolidated refers to interest expenses from loans and financings expenses recognized under the caption “Interest expense”.

(2)	For the six month period ended June 30, 2024 and 2023, the amounts of R$64,127 and R$68,314, respectively, in the Company and R$278,277 and R$189,083, respectively, in the Consolidated refers to interest income from short investments recognized under the caption “Interest income”.

23 Earnings (loss) per share

Basic and diluted: There were no changes in the basic earnings (loss) per share calculation assumptions since the disclosed financial statements from December 31, 2023.

	Six month period ended June 30,		Three month period ended June 30,
	2024	2023	2024	2023
Net income attributable to Company shareholders	3,361,213	(1,716,227)	1,715,206	(263,624)
Weighted average common shares outstanding	2,218,116,370	2,218,116,370	2,218,116,370	2,218,116,370
Weighted average - common shares outstanding	2,218,116,370	2,218,116,370	2,218,116,370	2,218,116,370
Basic and diluted earnings (losses) per share - (R$)	1.52	(0.77)	0.77	(0.12)

24 Operating segments and information by geographic area

The Company’s Management has defined the reportable operating segments based on the reports used for strategic decision-making, analyzed by the chief operating decision maker (CODM) - the Company’s president (CEO). The Company has seven reportable segments: Brazil, Seara, North American Beef, US Pork, PPC Chicken, Australia and Others. The segment’s operating profit or loss is assessed by the CODM, based on adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization).

Adjusted EBITDA consists of profit or loss before taxes, applying the same accounting policies described in these financial statements, except for the following adjustments as described below: exclusion of equity in the income statement, exclusion of financial result, exclusion of depreciation and amortization expenses, exclusion of expenses with DOJ and antitrust agreements described in note 19, exclusion of donations and expenses with social programs, exclusion of asset impairment, exclusion of expenses with restructuring projects, exclusion of claims - Rio Grande do Sul, payment and tax installments - special program and exclusion of some other revenues (expenses).

There are no changes in the structure of operating segments and geographic reporting since the disclosed financial statements from December 31, 2023.

37

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

The information by consolidated operational segments is as follows:

	Six month period ended June 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	29,781,108	21,912,357	58,905,694	20,740,572	45,353,213	15,780,697	1,315,720	193,789,361	(4,035,960)	189,753,401
Adjusted EBITDA(2)	1,823,986	3,211,443	102,675	2,805,177	6,563,339	1,791,809	19,264	16,317,693	(6,729)	16,310,964

	Six month period ended June 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	26,185,807	20,640,010	56,127,075	18,190,603	42,935,284	14,716,393	2,542,583	181,337,755	(5,271,395)	176,066,360
Adjusted EBITDA(2)	972,228	566,845	549,328	618,006	3,254,277	692,782	(15,108)	6,638,358	(6,022)	6,632,336

	Three month period ended June 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	15,546,779	11,594,831	31,262,660	11,278,655	23,767,606	8,616,895	501,175	102,568,601	(1,962,341)	100,606,260
Adjusted EBITDA(2)	1,180,667	2,019,469	151,273	1,253,430	4,083,648	1,177,799	19,194	9,885,480	(3,365)	9,882,115

	Three month period ended June 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	13,986,214	10,310,448	28,770,236	8,797,968	21,314,666	7,471,444	1,272,197	91,923,173	(2,540,542)	89,382,631
Adjusted EBITDA(2)	675,655	419,890	433,488	386,326	1,858,485	710,444	(11,296)	4,472,992	(3,011)	4,469,981

(1)	Includes intercompany and intersegment transactions.

(2)	The Adjusted EBITDA and reconciled with the consolidated profit before consolidated income tax as follows below:

38

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Six month period ended June 30,		Three month period ended June 30,
	2024	2023	2024	2023
Profit before Income Tax	4,622,343	(2,276,974)	2,801,383	(128,091)
Equity	19,813	(29,426)	(12,540)	(15,008)
Financial result	4,855,553	3,221,981	3,128,229	1,667,882
Operating profit	9,497,709	915,581	5,917,072	1,524,783
Depreciation and amortization	5,546,846	5,250,371	2,849,924	2,657,541
Antitrust agreements (1)	417,567	160,291	394,330	89,125
Donations and social programs (2)	73,480	37,236	24,965	23,050
Impairment assets	—	112,734	—	4,545
Restructuring (3)	268,151	215,689	194,071	162,671
Accident - Rio Grande do Sul (4)	32,453	—	32,453	—
Tax payments and installments - Extraordinary (5)	426,579	—	426,579	—
Other operating income (expense), net (6)	48,179	(59,566)	42,721	8,266
Total Adjusted EBITDA for operating segments - with elimination	16,310,964	6,632,336	9,882,115	4,469,981
Elimination reversal	6,729	6,022	3,365	3,011
Total Adjusted EBITDA for reportable segments	16,317,693	6,638,358	9,885,480	4,472,992

(1)	Refers to the agreements entered by JBS USA and its subsidiaries as described in Note 19 – Provisions for legal proceedings.

(2)	Refers to the donations, as described in Note 25 – Expenses by nature.

(3)	Refers to multiple restructuring initiatives, primarily those in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.

(4)	Refers to the loss resulting from the floods that occurred in Rio Grande do Sul.

(5)	Refers to the special program for paying tax processes in installments with exemption from fines and reduced interest.

(6)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses acquisitions, marketing of social programs, insurance claims, among others.

For additional information, the net revenue and total assets are present below segregated by geographic area.

	Six month period ended June 30, 2024
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	111,898,525	52,355,032	14,372,928	15,166,247	898,117	194,690,849	(4,937,448)	189,753,401
Total assets	97,562,091	87,480,859	21,966,483	29,411,467	1,536,815	237,957,715	(18,393,865)	219,563,850

	Six month period ended June 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	104,610,151	43,584,385	13,612,998	14,920,105	561,406	177,289,045	(1,222,686)	176,066,359
Total assets	95,082,776	85,569,078	18,223,728	25,648,160	10,110,308	234,634,050	(28,501,981)	206,132,069

	Three month period ended June 30, 2024
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	59,553,077	27,477,784	7,851,373	7,919,842	496,879	103,298,955	(2,692,695)	100,606,260

39

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

	Three month period ended June 30, 2023
	América do Norte e Central (2)	América do Sul	Austrália	Europa	Outros	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	53,352,471	22,829,264	6,368,049	7,492,789	245,609	90,288,182	(905,551)	89,382,631

(1)	Includes intercompany and intersegment transactions.

(2)	Including the holdings located in Europe that are part of the North American operation.

25 Expenses by nature

The Company’s policy is to present expenses by function on the consolidated statement of income (loss). Expenses by nature are disclosed below:

	Company				Consolidated
	Six month period ended June 30,		Three month period ended June 30,		Six month period ended June 30,		Three month period ended June 30,
	2024	2023	2024	2023	2024	2023	2022	2021
Cost of sales
Cost of inventories, raw materials and production inputs	(20,846,188)	(19,272,585)	(10,698,999)	(10,207,349)	(136,855,078)	(135,457,284)	(71,790,769)	(67,944,671)
Salaries and benefits	(1,619,094)	(1,280,600)	(836,141)	(706,244)	(20,787,900)	(18,499,489)	(10,767,620)	(9,201,975)
Depreciation and amortization	(353,962)	(256,334)	(193,117)	(141,446)	(4,917,586)	(4,607,940)	(2,535,682)	(2,348,507)
	(22,819,244)	(20,809,519)	(11,728,257)	(11,055,039)	(162,560,564)	(158,564,713)	(85,094,071)	(79,495,153)
Selling
Freights and selling expenses	(1,918,616)	(1,489,813)	(997,856)	(779,662)	(9,371,895)	(9,634,355)	(4,827,586)	(4,729,250)
Salaries and benefits	(253,536)	(218,758)	(130,444)	(111,096)	(819,973)	(735,004)	(425,735)	(375,053)
Depreciation and amortization	(14,547)	(44,421)	(6,883)	(16,453)	(140,978)	(161,601)	(73,124)	(75,201)
Advertising and marketing	(91,826)	(75,852)	(55,818)	(37,665)	(774,807)	(782,723)	(395,229)	(386,610)
Commissions	(67,292)	(44,593)	(38,844)	(36,793)	(167,457)	(135,794)	(91,895)	(80,153)
Net impairment losses	(24,075)	8,999	(6,596)	(13,813)	(21,505)	(4,546)	(9,413)	(32,449)
	(2,369,892)	(1,864,438)	(1,236,441)	(995,482)	(11,296,615)	(11,454,023)	(5,822,982)	(5,678,716)
General and administrative
Salaries and benefits	(575,993)	(482,873)	(305,490)	(255,997)	(3,119,409)	(2,788,886)	(1,594,159)	(1,329,652)
Fees, services held and general expenses	(851,797)	(506,969)	(649,950)	(266,826)	(2,152,350)	(1,737,788)	(1,376,585)	(858,549)
Depreciation and amortization	(103,759)	(121,977)	(42,925)	(57,232)	(488,282)	(480,830)	(241,118)	(233,833)
DOJ and Antitrust agreements	—	—	—	—	(417,567)	(160,291)	(394,330)	(89,125)
Donations and social programs (1)	(73,480)	(32,373)	(24,965)	(18,187)	(73,480)	(32,373)	(24,965)	(18,187)
	(1,605,029)	(1,144,192)	(1,023,330)	(598,242)	(6,251,088)	(5,200,168)	(3,631,157)	(2,529,346)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the company to support actions for social transformation where the Company is present and donations to the JBS Fund For The Amazon.

The Company incurred expenses with internal research and development, in the amount of R$3,887 (R$2,311 at June 30, 2023), in the Company and R$14,917 (R$20,380 at June 30, 2023), in the Consolidated.

25.1 Other income and expenses

Other income: As of June 30, 2024, the Company has recorded in other income the amount of R$195,012 (R$500,795 as of June 30, 2023), of which mainly refers to the gain on the sale of assets, extemporaneous tax credits, receipt of claim, among other insignificant items.

40

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Other expenses: As of June 30, 2024, the Company has recorded in other expenses the amount of R$342,437 (R$432,670 as of June 30, 2023), of which mainly refer to restructuring expenses, loss on sale of assets, among other non-significant items.

Restructuring expenses

The Company recorded in other expenses the amount of R$263,445 (R$188,887 as of June 30, 2023) related to restructuring initiatives in its indirect subsidiary Pilgrim’s Pride Corporation (“PPC”) in the reportable segment Europe. The purpose of these activities is to integrate core operations and reallocate processing capacity among production facilities, resulting in the closure of some facilities in the Europe reportable segment.

For the six month period ended June 30, 2024, PPC has recognized the following expenses and paid the following amounts related to restructuring initiatives:

	June 30, 2024
	Provisions	Expenses	Payments
Pilgrim’s Europe Central	15,187	122,291	99,874
Pilgrim’s Food Masters	55,850	102,525	44,568
Pilgrim’s Pride Ltd.	6,265	38,629	3,589
Moy Park	11,713	—	3,437
Total	89,015	263,445	151,468

These expenses are recorded under other expenses in the income statement for the period.

The following table reconciles liabilities and reserves associated with each restructuring initiative from its inception through June 30, 2024. These balances are accrued in other current liabilities.

	December 31, 2023	Complement	Payments	Exchange rate variation	June 30, 2024
Labor termination	17,676	174,529	(135,080)	6,079	63,204
Termination	7,732	4,811	(9,745)	461	3,259
Adjustment to recoverable value of assets	1,738	70,707	(72,553)	109	1
Others	22,419	13,398	(16,243)	2,977	22,551
Total (*)	49,565	263,445	(233,621)	9,626	89,015

(*)	Recognized in other current liabilities.

41

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

26 Risk management and financial instruments

Financial instruments are recognized in the consolidated financial statements as follows:

		Company		Consolidated
	Notes	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Assets
Fair value through profit or loss (1)
Financial investments	3	924,568	3,594,468	12,885,590	12,791,962
National treasury bills	3	358,194	397,495	677,603	1,020,138
Derivative assets		49,478	439,444	273,819	821,741
Loans and receivables at amortized cost (2)
Cash at banks	3	767,845	531,461	7,349,722	8,863,520
Margin cash	3	—	—	504,531	88,068
Trade accounts receivable	4	3,651,925	2,575,423	18,291,752	16,416,149
Related party receivables	8	601,047	1,807,877	588,084	573,955
Total		6,353,057	9,346,168	40,571,101	40,575,533
Liabilities
Amortized cost
Loans and financing	16	(12,081,671)	(13,248,101)	(103,463,631)	(96,821,825)
Trade accounts payable and supply chain finance	15	(5,951,396)	(5,934,371)	(30,226,171)	(30,040,844)
Related party payables	8	(1,230,196)	(6,402,295)	—	—
Lease liabilities	12	(152,257)	(151,030)	(9,534,821)	(8,913,933)
Other financial liabilities (3)		(397,500)	(473,930)	(427,272)	(503,702)
Fair value through profit or loss
Derivative liabilities		(511,204)	(42,513)	(1,279,149)	(698,361)
Total		(20,324,224)	(26,252,240)	(144,931,044)	(136,978,665)

(1)	CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.

(2)	Loans and receivables are classified as amortized cost, but without any change in their nature or business model; (ii) the accounts receivable are short-term and net from expected losses.

(3)	The balances are related to commitments with third parties for investment.

42

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Fair value of assets and liabilities through profit or loss: The Company and its subsidiaries determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

Level 3 - Inputs used for fair value calculations which are not derived from an active market. The Company and its subsidiaries do not have any financial instruments that utilize level 3 inputs.

	Company
	June 30, 2024			December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	924,568	924,568	1,000,451	2,594,019	3,594,470
National treasury bills	358,194	—	358,194	397,493	—	397,493
Derivative assets	—	49,478	49,478	—	439,444	439,444
Financial liabilities
Derivative liabilities	—	511,204	511,204	—	42,513	42,513

	Consolidated
	June 30, 2024			December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	12,885,590	12,885,590	1,000,451	11,791,511	12,791,962
National treasury bills	677,603	—	677,603	1,020,138	—	1,020,138
Derivative assets	—	273,819	273,819	—	821,741	821,741
Financial liabilities
Derivative liabilities	—	1,279,149	1,279,149	—	698,361	698,361

43

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on June 30, 2024 and December 31, 2023, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	Consolidated
	June 30, 2024			December 31, 2023
Description	Principal	Price (% of the Principal)	Market Value of the Principal	Principal	Price (% of the Principal)	Market Value of the Principal
Notes 2,50% JBS Lux 2027	5,558,900	92.88%	5,163,162	4,841,300	92.10%	4,458,643
Notes 5,13% JBS Lux 2028	5,001,565	98.77%	4,940,096	4,357,170	99.66%	4,342,312
Notes 3,00% JBS Lux 2029	3,335,340	89.13%	2,972,855	2,904,780	88.24%	2,563,178
Notes 6,5% JBS Lux 2029	388,600	100.00%	388,604	377,491	99.27%	374,746
Notes 5,5% JBS Lux 2030	6,946,874	98.50%	6,842,671	6,051,625	98.55%	5,963,876
Notes 3,75% JBS Lux 2031	2,740,538	87.48%	2,397,368	2,420,650	86.45%	2,092,652
Notes 3,00% JBS Lux 2032	5,558,900	85.99%	4,779,987	4,841,300	81.66%	3,953,212
Notes 3,625% JBS Lux 2032	5,387,130	85.99%	4,632,285	4,841,300	85.60%	4,144,298
Notes 5,75% JBS Lux 2033	9,237,085	99.44%	9,185,635	9,924,665	99.35%	9,860,452
Notes 6,75% JBS Lux 2034	8,377,518	105.77%	8,860,482	7,746,080	105.27%	8,154,530
Notes 4,375% JBS Lux 2052	5,003,010	74.11%	3,707,631	4,357,170	74.36%	3,239,817
Notes 6,50% JBS Lux 2052	8,605,177	99.55%	8,566,626	7,504,015	100.71%	7,557,218
Notes 7.25% JBS Lux 2053	5,003,010	108.58%	5,432,118	4,357,170	109.34%	4,764,129
Notes 4,25% PPC 2031	4,760,681	91.07%	4,335,695	4,841,300	90.27%	4,369,999
Notes 3,5% PPC 2032	5,003,010	84.62%	4,233,747	4,357,170	84.47%	3,680,371
Notes 6,25% PPC 2033	5,447,722	101.52%	5,530,528	4,841,300	102.90%	4,981,794
Notes 6,875% PPC 2034	2,779,450	106.08%	2,948,441	2,420,646	108.05%	2,615,416
	89,134,510		84,917,931	80,985,132		77,116,643

Risk management:

The Company during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the financials statements at December 31, 2023. There were no changes in the nature of these risks in the current period. Below are the risks and operations to which the Company is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Company utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

44

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

a. Interest rate risk

The Company understands that the quantitative data referring to the Company’s interest rate exposure risk on June 30, 2024 and December 31, 2023, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	Company		Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Net exposure to the CDI rate:
CDB-DI (Bank certificates of deposit)	1,076,423	75,631	6,253,480	4,567,894
Margin cash	206,339	64,754	504,531	152,822
Related party transactions	(1,229,051)	1,223,516	923	3,019
Credit note - export	(6,038)	(1,046,272)	(12,598)	(1,053,700)
CRA - Agribusiness Credit Receivable Certificates	—	(293,753)	—	(293,753)
Rural - Credit note	—	—	(836)	(5,847)
Subtotal	47,673	23,876	6,745,500	3,370,435
Derivatives (Swap)	(8,382,899)	(5,992,578)	(9,348,601)	(6,910,347)
Total	(8,335,226)	(5,968,702)	(2,603,101)	(3,539,912)
Liabilities exposure to the LIBOR rate:
Margin cash	—	—	102,875	250,540
CRA - Agribusiness Credit Receivable Certificates	(10,247,220)	(10,174,868)	(10,247,220)	(10,174,868)
Related party transactions	587,161	570,935	587,161	570,935
Treasury bills	—	—	126,852	134,183
Subtotal	(9,660,059)	(9,603,933)	(9,430,332)	(9,219,210)
Derivatives (Swap)	8,928,788	6,892,396	8,928,789	6,892,396
Total	(731,271)	(2,711,537)	(501,543)	(2,326,814)
Net exposure to the IPCA rate:
Working capital - Reais	—	(3,734)	—	(3,734)
Total	—	(3,734)	—	(3,734)
Liabilities exposure to the SOFR rate:
Prepayment	—	(870,835)	—	(1,360,264)
Working capital - USD	(15,354)	(14,110)	(15,354)	(14,110)
Total	(15,354)	(884,945)	(15,354)	(1,374,374)
Assets exposure to the CPI rate:
Margin cash	—	—	89,682	237,921
Total	—	—	89,682	237,921

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 50%			Scenario (III) Interest rate variation - 100%
Contracts		Current		Effect on income			Effect on income			Effect on income
exposure	Risk	scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated
CDI	Increase	10.40%	10.44%	(3,583)	(1,119)	15.60%	(433,432)	(135,361)	20.80%	(866,864)	(270,723)
				(3,583)	(1,119)		(433,432)	(135,361)		(866,864)	(270,723)

45

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 25%			Scenario (III) Interest rate variation - 50%
Contracts		Current		Effect on income			Effect on income			Effect on income
exposure	Risk	scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated
IPCA	Increase	3.93%	3.94%	(44)	(30)	4.91%	(7,188)	(4,930)	5.90%	(14,369)	(9,855)
SOFR	Increase	5.33%	5.33%	—	—	6.66%	(205)	(205)	8.00%	(409)	(409)
CPI	Decrease	3.30%	3.30%	—	(4)	2.48%	—	(740)	1.65%	—	(1,480)
				(44)	(34)		(7,393)	(5,875)		(14,778)	(11,744)

			Company
			June 30, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
	IPCA	2024	537,534	712,426	(543,984)	168,442	537,534	689,751	(540,408)	149,343
	IPCA	2027	1,365,410	1,439,548	(1,414,388)	25,160	387,000	457,602	(413,456)	44,146
	IPCA	2028	—	—	—	—	442,000	526,622	(484,293)	42,329
	IPCA	2030	1,400,000	1,645,613	(1,571,848)	73,765	1,400,000	1,697,548	(1,590,808)	106,740
	IPCA	2031	1,508,691	1,675,026	(1,703,334)	(28,308)	1,398,524	1,616,904	(1,578,406)	38,498
Swap	IPCA	2032	1,153,205	1,232,057	(1,302,565)	(70,508)	425,166	501,657	(510,557)	(8,900)
	IPCA	2036	—	—	—	—	91,135	113,710	(119,336)	(5,626)
	IPCA	2034	800,000	810,426	(822,388)	(11,962)	—	—	—	—
	IPCA	2038	881,290	933,614	(964,717)	(31,103)	—	—	—	—
	IPCA	2039	129,136	133,273	(133,826)	(553)	—	—	—	—
	IPCA	2037	1,208,988	1,413,692	(1,568,377)	(154,685)	1,040,017	1,288,602	(1,295,723)	(7,121)
			8,984,254	9,995,675	(10,025,427)	(29,752)	5,721,376	6,892,396	(6,532,987)	359,409

			Consolidated
			June 30, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
	CDI	2024	880,000	961,610	(965,702)	(4,092)	880,000	915,329	(917,770)	(2,441)
	IPCA	2024	537,534	712,426	(543,984)	168,442	537,534	689,751	(540,408)	149,343
	IPCA	2027	1,365,410	1,439,548	(1,414,388)	25,160	387,000	457,602	(413,456)	44,146
	IPCA	2028	—	—	—	—	442,000	526,622	(484,293)	42,329
	IPCA	2030	1,400,000	1,645,613	(1,571,848)	73,765	1,400,000	1,697,548	(1,590,808)	106,740
	IPCA	2031	1,508,691	1,675,026	(1,703,334)	(28,308)	1,398,524	1,616,904	(1,578,406)	38,498
Swap	IPCA	2032	1,153,205	1,232,057	(1,302,565)	(70,508)	425,166	501,657	(510,557)	(8,900)
	IPCA	2034	800,000	810,426	(822,388)	(11,962)	—	—	—	—
	IPCA	2036	—	—	—	—	91,135	113,710	(119,336)	(5,626)
	IPCA	2037	1,208,988	1,413,692	(1,568,377)	(154,685)	1,040,017	1,288,602	(1,295,723)	(7,121)
	IPCA	2038	881,290	933,614	(964,717)	(31,103)	—	—	—	—
	IPCA	2039	129,136	133,273	(133,826)	(553)	—	—	—	—
			9,864,254	10,957,285	(10,991,129)	(33,844)	6,601,376	7,807,725	(7,450,757)	356,968

46

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

b. Exchange rate risk:

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Company’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. In the Consolidated, the Company discloses these exposures considering the fluctuations of a exchange rate in particular towards the functional currency of each subsidiary.

	Company
	USD		EUR		GBP
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
OPERATING
Cash and cash equivalents	2,356,096	2,767,180	122,488	161,775	5,562	16,901
Trade accounts receivable	1,931,441	1,530,322	378,316	237,649	42,984	38,864
Sales orders (1)	2,923,935	2,345,443	256,486	257,417	73,269	81,782
Trade accounts payable	(360,827)	(246,588)	(50,892)	(27,667)	(3)	(237)
Operating subtotal	6,850,645	6,396,357	706,398	629,174	121,812	137,310
FINANCIAL
Loans and financing	(1,401,501)	(1,464,859)	(13,679)	(15,579)	—	—
Financial subtotal	(1,401,501)	(1,464,859)	(13,679)	(15,579)	—	—
Operating financial subtotal	5,449,144	4,931,498	692,719	613,595	121,812	137,310

Total exposure	5,449,144	4,931,498	692,719	613,595	121,812	137,310
DERIVATIVES
Future contracts	(486,811)	697,909	(551,107)	(481,644)	(117,333)	(152,117)
Non-Deliverable Forwards (NDF´s)	(5,503,311)	(3,582,562)	—	—	—	—
Total derivatives	(5,990,122)	(2,884,653)	(551,107)	(481,644)	(117,333)	(152,117)
NET EXPOSURE IN R$	(540,978)	2,046,845	141,612	131,951	4,479	(14,807)

	Consolidated
	USD		EUR		GBP		MXN		AUD
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
OPERATING
Cash and cash equivalents	8,870,113	7,604,779	266,470	329,956	40,722	97,319	—	1,314,427	745	203
Trade accounts receivable	3,581,139	2,806,266	886,861	715,733	357,500	240,823	—	649,281	2,624	1,167
Sales orders (1)	5,758,587	4,437,512	462,655	356,147	698,867	1,053,024	—	—	—	—
Trade accounts payable	(1,429,230)	(846,168)	(379,171)	(362,919)	(59,917)	(76,715)	—	(1,294,723)	(516)	(1,549)
Purchase orders	(467,931)	(274,549)	(108,528)	(87,203)	—	—	—	—	—	—
Operating subtotal	16,312,678	13,727,840	1,128,287	951,714	1,037,172	1,314,451	—	668,985	2,853	(179)
FINANCIAL
Advances to customers	(21,780)	(27,074)	(5,982)	(8,770)	(6,551)	(2,474)	—	—	—	—
Loans and financing	(1,424,214)	(1,485,299)	(13,679)	(15,579)	(71,859)	—	—	—	—	—
Financial subtotal	(1,445,994)	(1,512,373)	(19,661)	(24,349)	(78,410)	(2,474)	—	—	—	—
Operating financial subtotal	14,866,684	12,215,467	1,108,626	927,365	958,762	1,311,977	—	668,985	2,853	(179)

Total exposure	14,866,684	12,215,467	1,108,626	927,365	958,762	1,311,977	—	668,985	2,853	(179)
DERIVATIVES
Future contracts	(984,616)	(1,214,139)	(664,842)	(663,598)	(187,592)	(213,703)	—	—	—	—
Deliverable Forwards (DF´s)	(3,927,407)	(1,926,954)	280,624	325,834	(121,078)	(69,565)	—	—	11,674	13,778
Non-Deliverable Forwards (NDF´s)	(11,185,257)	(6,326,417)	(31,091)	24,550	(299,969)	(470,206)	—	—	—	—
Total derivatives	(16,097,280)	(9,467,510)	(415,309)	(313,214)	(608,639)	(753,474)	—	—	11,674	13,778

NET EXPOSURE IN R$	(1,230,596)	2,747,957	693,317	614,151	350,123	558,503	—	668,985	14,527	13,599

(1)	Sales orders, although not recorded in the Balance Sheet, are part of the Company’s risk analysis and exchange rate exposure for the purpose of contracting protection derivatives.

47

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

b1. Sensitivity analysis and derivative financial instruments breakdown:

b1.1 USD - American dollars (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		Closing		Effect on income			Effect on income			Effect on income
Exposure of R$	Risk	exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated
Operating	Appreciation	5.5589	5.4742	(104,333)	(248,436)	6.9486	1,712,668	4,078,184	8.3384	3,425,323	8,156,339
Financial	Depreciation	5.5589	5.4742	21,344	22,022	6.9486	(350,376)	(361,500)	8.3384	(700,750)	(722,997)
Derivatives	Depreciation	5.5589	5.4742	91,227	245,156	6.9486	(1,497,536)	(4,024,335)	8.3384	(2,995,061)	(8,048,640)
				8,238	18,742		(135,244)	(307,651)		(270,488)	(615,298)

		Closing	Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of R$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Net debt in foreign subsidiaries	Depreciation	5.5589	5.6436	(1,163,905)	6.9486	(19,105,990)	8.3384	(38,211,842)

			Company
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Short	(9,736)	(486,811)	(13,925)	13,958	697,909	(467)

			Consolidated
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Short	220	(984,616)	(27,024)	52,199	(1,214,139)	(10,061)

			Consolidated
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Non-Deliverable Forwards	American dollar	Short	(990,000)	(5,503,311)	—	(740,000)	(3,582,562)	35,174

48

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

			Consolidated
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	American dollar	Short	(706,508)	(3,927,407)	88,887	(398,024)	(1,926,954)	141,124
Non-Deliverable Forwards	American dollar	Short	(2,012,135)	(11,185,257)	(348,315)	(1,306,760)	(6,326,417)	67,656

b1.2 EUR - EURO (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
Exposure		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated
Operating	Appreciation	5.9547	5.8724	(9,762)	(15,592)	4.4660	(176,599)	(282,071)	2.9774	(353,199)	(564,143)
Financial	Depreciation	5.9547	5.8724	189	272	4.4660	3,420	4,915	2.9774	6,840	9,831
Derivatives	Depreciation	5.9547	5.8724	7,616	5,739	4.4660	137,776	103,827	2.9774	275,554	207,655
				(1,957)	(9,581)		(35,403)	(173,329)		(70,805)	(346,657)

			Company
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	Euro	Short	(9,255)	(551,107)	—	(9,000)	(481,644)	1,805

			Consolidated
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value
Future Contract	Euro	Short	(7,345)	(664,842)	(37)	(5,600)	(663,598)	2,486
Deliverable Forwards	Euro	Long	47,127	280,624	(6,320)	60,885	325,834	(9,126)
Non-Deliverable Forwards	Euro	Short	(5,221)	(31,091)	467	4,587	24,550	(3,157)

b1.3 GBP - British Pound (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated
Operating	Appreciation	7.0259	6.9260	(1,732)	(14,749)	5.2694	(30,453)	(259,292)	3.5130	(60,906)	(518,586)
Financial	Depreciation	7.0259	6.9260	-	1,115	5.2694	-	19,602	3.5130	-	39,205
Derivatives	Depreciation	7.0259	6.9260	1,668	8,655	5.2694	29,333	152,159	3.5130	58,666	304,320
				(64)	(4,979)		(1,120)	(87,531)		(2,240)	(175,061)

			Company
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Future Contract	British pound	Short	(1,670)	(117,333)	74	(2,470)	(152,117)	761

49

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

			Consolidated
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Future Contract	British pound	Short	(670)	(187,592)	118	(1,470)	(213,703)	1,069

			Consolidated
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Deliverable Forwards	British pound	Short	(42,695)	(299,969)	(3,913)	(11,296)	(69,565)	978
Non-Deliverable Forwards	British pound	Short	(17,233)	(121,078)	1,329	(76,350)	(470,206)	315

b1.4 AUD - Australian Dollar (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
		Closing exchange	Exchange	Effect on income	Exchange	Effect on income	Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Consolidated	rate	Consolidated	rate	Consolidated
Operating	Appreciation	3.7106	3.6598	(39)	2.7830	(713)	1.8553	(1,427)
Derivatives	Appreciation	3.7106	3.6598	(160)	2.7830	(2,918)	1.8553	(5,837)
				(199)		(3,631)		(7,264)

			Consolidated
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (AUD)	Notional (R$)	Fair value	Notional (AUD)	Notional (R$)	Fair value
Deliverable Forwards	Australian dollar	Long	3,146	11,674	22	4,190	13,778	(5)

c. Commodity price risk

The Company operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1. Position balance in commodities (cattle) contracts of the Company:

	Company
EXPOSURE in Commodities (Cattle)	June 30, 2024	December 31, 2023
DERIVATIVES
Future contracts	801,732	(491)
Subtotal	801,732	(491)
NET EXPOSURE	801,732	(491)

50

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Sensitivity analysis:

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
		Closing		Effect on income		Effect on income		Effect on income
Exposure	Risk	price	Price	Company	Price	Company	Price	Company
Derivatives	Cattle arroba depreciation	225.15	217.63	(26,786)	168.86	(200,433)	112.57	(400,866)
				(26,786)		(200,433)		(400,866)

Derivatives financial instruments breakdown:

			Company
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Cattle)	Short	10,177	801,732	(2,785)	(6)	(491)	1

c2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

	Seara Alimentos
EXPOSURE in Commodities (Grain)	June 30, 2024	December 31, 2023
OPERATING
Purchase orders	365,143	552,376
Subtotal	365,143	552,376
DERIVATIVES
Future contracts	214,153	—
Subtotal	214,153	—
NET EXPOSURE	579,296	552,376

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Seara Alimentos	Price	Seara Alimentos	Price	Seara Alimentos
Operating	Depreciation	(1.69)%	(6,160)	(25.00)%	(91,286)	(50.00)%	(182,572)
Derivatives	Depreciation	(1.69)%	(3,613)	(25.00)%	(53,538)	(50.00)%	(107,077)
			(9,773)		(144,824)		(289,649)

Derivatives financial instruments breakdown:

			Seara Alimentos
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities (Grains)	Long	7,698	214,153	(3,706)	—	—	—

51

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

c3. Hedge accounting of Seara Alimentos:

From the third quarter of 2021, the indirect subsidiary Seara Alimentos reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Company’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

The derivative financial instruments designated at the June 30, 2024, as hedge accounting, according to the cash flow method, to protect the operating results in relation to the price of commodities are:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	7,698	214,153	(3,706)

Seara Alimentos also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

c3.1. Hedge accounting:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

	Seara Alimentos
Income statement:	2024	2023
Cost of sales before hedge accounting adoption	(18,492,938)	(18,488,583)
Derivatives operating income (loss)	9,084	9,084
Commodities	9,084	9,084
Cost of sales with hedge accounting	(18,483,854)	(18,479,499)
Financial income (expense), net excluding derivatives	(117,721)	(179,147)
Derivatives financial income (expense), net	(712,154)	(712,154)
Currency	(573,102)	(573,102)
Commodities	(137,401)	(137,401)
Interests	(1,651)	(1,651)
Financial income (expense), net	(829,875)	(891,301)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	Seara Alimentos
Statements of other comprehensive income (expense):	2024	2023
Financial instruments designated as hedge accounting:	(675)	(675)
Commodities	(675)	(675)
Other comprehensive income	1,985	1,985

52

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

Cash Flow Hedge Movement	December 31, 2023	OCI	June 30, 2024
Hedge accounting operations at Company Seara	(2,660)	1,985	(675)
Deferred income tax on hedge accounting	905	(675)	230
Total of other comprehensive income (expense)	(1,755)	1,310	(445)

Below are the effects on the balance sheet, after the adoption of hedge accounting:

	Seara Alimentos
	June 30, 2024	December 31, 2023
Balance sheet:
Derivative (liabilities)/assets	(3,706)	—
Financial instruments designated as hedge accounting:
Commodities	(3,706)	—
Derivative (liabilities)/assets	(365,577)	21,656
Financial instruments not designated as hedge accounting:
Commodities	(361,485)	24,097
Interests	(4,092)	(2,441)
Other comprehensive income (expense)	(675)	(2,660)
Currency	—	191
Commodities	(675)	(2,851)
Inventories	306	31,845
Currency	508	660
Commodities	(202)	31,185

Open balance sheet position of derivative assets and liabilities:

	Seara Alimentos
	June 30, 2024	December 31, 2023
Assets:
Not designated as hedge accounting	—	24,097
Currency	—	24,097
Current assets	—	24,097
(Liabilities):
Designated as hedge accounting	3,706	—
Commodities	3,706	—
Not designated as hedge accounting	365,577	2,441
Currency	361,485	—
Interests	4,092	2,441
Current liabilities	369,283	2,441

53

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

c4. Position balance in commodities derivatives financial instruments of JBS USA:

	JBS USA
EXPOSURE in Commodities	June 30, 2024	December 31, 2023
OPERATIONAL
Firm contracts of cattle purchase	15,952,993	15,639,117
Subtotal	15,952,993	15,639,117
DERIVATIVES
Deliverable Forwards	(3,738,327)	1,883,895
Subtotal	(3,738,327)	1,883,895
NET EXPOSURE	12,214,666	17,523,012

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	JBS USA	Price	JBS USA	Price	JBS USA
Operating	Depreciation	(2.08)%	(331,982)	(25.00)%	(3,988,248)	(50.00)%	(7,976,496)
Derivatives	Appreciation	(2.08)%	77,795	(25.00)%	934,582	(50.00)%	1,869,164
			(254,187)		(3,053,666)		(6,107,332)

Derivatives financial instruments breakdown:

			Consolidated
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	(672,494)	(3,738,327)	(95,129)	389,130	1,883,895	(9,595)

54

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

	Company
	June 30, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable and supply chain finance	5,951,396	—	—	—	5,951,396	5,934,371	—	—	—	5,934,371
Loans and financing	1,886,663	24,038	447,998	9,722,972	12,081,671	1,297,393	434,060	1,020,575	10,496,073	13,248,101
Estimated interest on loans and financing (1)	625,922	888,121	586,115	3,593,172	5,693,330	860,094	788,465	1,499,084	3,092,861	6,240,504
Derivatives liabilities	511,204	—	—	—	511,204	42,513	—	—	—	42,513
Payments of leases	60,235	59,141	16,251	16,630	152,257	53,037	41,810	38,596	17,587	151,030
Other financial liabilities	98,750	298,750	—	—	397,500	72,680	101,250	—	300,000	473,930

	Consolidated
	June 30, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable and supply chain finance	30,226,171	—	—	—	30,226,171	30,040,844	—	—	—	30,040,844
Loans and financing	4,868,280	69,795	6,045,641	92,479,915	103,463,631	4,316,360	828,968	5,870,259	85,806,238	96,821,825
Estimated interest on loans and financing (1)	7,558,499	4,348,783	8,884,326	43,989,250	64,780,858	6,598,186	5,095,409	9,247,444	35,778,473	56,719,512
Derivatives liabilities	1,278,015	—	—	—	1,278,015	698,361	—	—	—	698,361
Payments of leases	1,850,000	1,230,569	1,867,783	4,586,468	9,534,820	1,707,172	1,420,650	2,141,172	3,644,939	8,913,933
Other financial liabilities	113,761	299,482	—	84	413,327	102,452	101,250	—	300,000	503,702

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at June 30, 2024 an December 31, 2023. Payments in foreign currencies are estimated using the June 30, 2024 and December 31, 2023 exchange rates.

The Company has future commitment for purchase of grains and cattle whose balances at June 30, 2024 in the amount of R$16,875 (R$442,817 at December 31, 2023), in the Company and R$178.9 billion (R$172.4 billion at December 31, 2023), in the Consolidated.

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at June 30, 2024 is R$206,339 (R$64,754 at December 31, 2023). This guarantee is larger than its collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at June 30, 2024 is R$594,213 (R$325,989 at December 31, 2023). This guarantee is larger than its collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at June 30, 2024 is R$102,875 (R$250,540 in 31 de dezembro de 2023). This guarantee is larger than its collateral.

The Company has a bank loan that contains a loan covenant. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

55

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

e. Risks linked to climate change and the sustainability strategy

In view the Company’s operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these interim financial statements.

For the six-month period ended June 30, 2024, Management considered as main risk the data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)	structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

27 Approval of the financial statements

The issuance of these individual and condensed interim financial statements was approved by the Board of Directors on August 13, 2024.

BOARD OF DIRECTORS

Chairman:	Jeremiah Alphonsus O’Callaghan
Vice-Chairman:	José Batista Sobrinho
Board Member:	Wesley Mendonça Batista
Board Member:	Joesley Mendonça Batista
Independent Board Member:	Alba Pettengill
Independent Board Member:	Gelson Luiz Merisio
Independent Board Member:	Cledorvino Belini
Independent Board Member:	Francisco Turra
Independent Board Member:	Carlos Hamilton Vasconcelos Araújo
Independent Board Member:	Kátia Regina de Abreu Gomes
Independent Board Member:	Paulo Bernardo Silva

STATUTORY AUDIT COMMITTEE REPORT

The Statutory Audit Committee reviewed the individual and consolidated condensed interim financial statements for the six month period ended June 30, 2024, at August 12, 2024. Based on the procedures performed, also considering KPMG Auditores Independentes Ltda. review report, as well as the information and clarifications received during the period, the Committee recommends that these documents are in a position to be considered by the Board of Directors.

STATUTORY AUDIT COMMITTEE

Chairman:	Carlos Hamilton Vasconcelos Araújo
Committee Member:	Paulo Sérgio Cruz Dortas Matos
Committee Member:	Gelson Luiz Merisio

56

Notes to the condensed financial statements for the six month period ended June 30, 2024 and 2023
(Expressed in thousands of Brazilian reais)

FISCAL COUNCIL REPORT

The Fiscal Council, in the use of its legal and statutory attributions, examined and discussed with the Administration the earnings release and the Company’s individual and consolidated condensed interim financial statements including the proposal for the earning allocation for the six month period ended June 30, 2024, at August 13, 2024, and validated these financial condensed interim financial statements approved by the Company’s Board of Directors on this date.

Based on our review, the information and clarifications received during this period and considering KPMG Auditores Independentes Ltda. audit report on the individual and consolidated financial statements, without reservations, issued on this date, the Fiscal Council was not aware of any additional fact that would lead us to believe that the aforementioned financial statements do not reflect in all material respects the information contained therein and that are in a position to be disclosed by the Company.

FISCAL COUNCIL

Chairman:	Adrian Lima da Hora
Council Member:	Demetrius Nichele Macei
Council Member:	José Paulo da Silva Filho
Council Member:	Orlando Octávio de Freitas Júnior
Council Member:	Patrícia da Silva Barros

STATEMENT OF OFFICERS ON THE FINANCIAL STATEMENTS AND ON THE INDEPENDENT AUDITORS REPORT

The Company’s Officers declare at August 13, 2024, for the purposes of Article 25, paragraph 1, item V and VI of CVM Instruction No. 480 of December 7, 2009, that:

(i) They reviewed, discussed and agreed with the independent auditors report on the individual and consolidated condensed interim financial statements for the six month period ended June 30, 2024, and

(ii) They reviewed, discussed and agreed with the condensed interim financial statements for the six month period ended June 30, 2024.

STATUTORY BOARD

Global Chief Executive Officer:	Gilberto Tomazoni
Administrative and Control Officer:	Eliseo Santiago Perez Fernandez
Chief Financial Officer:	Guilherme Perboyre Cavalcanti
Officer:	Jeremiah Alphonsus O’Callaghan
Global Chief Operating Officer:	Wesley Mendonça Batista Filho

Accounting Director:	Agnaldo dos Santos Moreira Jr. (CRC SP: 244207/O-4)

* * * * *

57